中国南方航空
CHINA SOUTHERN AIRLINES

Annual Report 2013



H Share Stock Code: 1055
A Share Stock Code: 600029
ADR Code: ZNH

Contents

Company Profile

China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or the "PRC"). In 2013, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network connecting 1024 destinations of 187 countries and regions and covering major cities around the world.



Based in Guangzhou, the Group has 14 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, and six major subsidiaries, including Xiamen Airlines Company Limited ("Xiamen Airlines"), Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines"), Chongqing Airlines Company Limited ("Chongqing Airlines") and China Southern Airlines Henan Airlines Company Limited ("Henan Airlines"). The Group has set up 23 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 60 overseas offices including Tokyo, Los Angeles, Paris, Sydney, Auckland, Singapore, Moscow and Vancouver. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

As of 31 December 2013, the Group had a fleet of 561 aircraft, consisting primarily of Boeing 787, 777, 757, 747, 737 series, Airbus 380, 330, 320 series etc. The average age of the Group's registered aircraft was 6.0 years as at the year end of 2013.


CHINA SOUTHERN
International Flight Routing Map Of China Southern Airlines
Operated by the Company
Operated by codeshare partners


中国南方航空
CHINA SOUTHERN
Domestic Flight Routing Map Of China Southern Airlines.
The routes are subject to the actual capacity.

Corporate Information

DIRECTORS

Non-Executive Directors

Si Xian Min *(Chairman)*
Wang Quan Hua
Yuan Xin An
Yang Li Hua

Executive Directors

Tan Wan Geng *(Vice Chairman and President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Li Shao Bin

Independent Non-Executive Directors

Wei Jin Cai
Ning Xiang Dong
Liu Chang Le
Tan Jin Song (Appointed on 26 December 2013)

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming (Appointed on 26 December 2013)

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

Corporate Information

LEGAL ADVISERS
DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR
Hong Kong Registrars Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
U.S.A.

China Securities Depository and Clearing Corporation
Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road
Shanghai
PRC

CORPORATE HEADQUARTERS
278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS
PricewaterhouseCoopers
22/F Prince's Building Central
10 Chater Road
Hong Kong

PRC AUDITORS
PricewaterhouseCoopers Zhong Tian LLP
11/F PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road
Huangpu District
Shanghai
PRC

PRINCIPAL BANKERS
China Development Bank
Bank of China
China Construction Bank
The Export-Import Bank of China
Industrial & Commercial Bank of China
Agricultural Bank of China

Financial Highlights

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2013, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2012. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December				2013 vs 2012 Increase/ (decrease)
	2013 RMB million	2012 RMB million	**2013 HK$ million**	**2013 US$ million**	**%**
Traffic revenue:					
Passenger	**88,271**	89,544	**112,276**	**14,478**	**(1.4%)**
Cargo and mail	**6,413**	6,556	**8,157**	**1,052**	**(2.2%)**
	94,684	96,100	**120,433**	**15,530**	**(1.5%)**
Other operating revenue	**3,863**	3,414	**4,914**	**634**	**13.2%**
Total operating revenue	**98,547**	99,514	**125,347**	**16,164**	**(1.0%)**
Operating expenses:					
Flight operation expenses	**54,010**	54,690	**68,698**	**8,859**	**(1.2%)**
Maintenance	**7,805**	7,971	**9,927**	**1,280**	**(2.1%)**
Aircraft and traffic servicing expenses	**15,091**	14,072	**19,195**	**2,475**	**7.2%**
Promotion and selling expenses	**7,754**	7,134	**9,863**	**1,272**	**8.7%**
General and administrative expenses	**2,470**	2,425	**3,142**	**405**	**1.9%**
Depreciation and amortisation	**9,347**	8,264	**11,889**	**1,533**	**13.1%**
Impairment on property, plant and equipment	**536**	–	**682**	**88**	**–**
Others	**1,267**	1,321	**1,612**	**208**	**(4.1%)**
Total operating expenses	**98,280**	95,877	**125,008**	**16,120**	**2.5%**
Other net income	**1,243**	1,462	**1,581**	**204**	**(15.0%)**
Operating profit	**1,510**	5,099	**1,920**	**248**	**(70.4%)**
Interest income	**307**	235	**390**	**50**	**30.6%**
Interest expense	**(1,651)**	(1,376)	**(2,100)**	**(271)**	**20.0%**
Share of associates' results	**294**	317	**374**	**48**	**(7.3%)**
Share of joint ventures' results	**96**	121	**122**	**16**	**(20.7%)**
Exchange gain, net	**2,903**	267	**3,692**	**476**	**987.3%**
Other non-operating income	**25**	75	**32**	**4**	**(66.7%)**
Profit before income tax	**3,484**	4,738	**4,430**	**571**	**(26.5%)**
Income tax	**(734)**	(954)	**(934)**	**(120)**	**(23.1%)**
Profit for the year	**2,750**	3,784	**3,496**	**451**	**(27.3%)**
Profit attributable to:					
Equity shareholders of the Company	**1,986**	2,619	**2,525**	**326**	**(24.2%)**
Non-controlling interests	**764**	1,165	**971**	**125**	**(34.4%)**
Profit for the year	**2,750**	3,784	**3,496**	**451**	**(27.3%)**
Earnings per share attributable to equity shareholders of the Company Basic and diluted	**RMB0.20**	RMB0.27	**HK$0.26**	**US$0.03**	**(25.9%)**

Financial Highlights

Note:

The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.7862 and US$1.00 to RMB6.0969, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2013. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates on 31 December 2013 or on any other date.

Passenger Traffic (RPK)
million



160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
135,534.73
148,416.55
2012
2013

Passenger Traffic Capacity (ASK)
million



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
169,569.13
186,799.84
2012
2013

Yield (Yield per RPK)
RMB



0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.66
0.59
2012
2013

Total Operating Revenue 2013
RMB million



3.9%
6.5%
15.1%
2.2%
72.3%

- Domestic passenger revenue 71,277 (72.3%)
- Hong Kong, Macau and Taiwan passenger revenue 2,162 (2.2%)
- International passenger revenue 14,832 (15.1%)
- Cargo and mail revenue 6,413 (6.5%)
- Other operating revenue 3,863 (3.9%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2013
million



20.6%
1.9%
77.5%

- Domestic 144,732.62 (77.5%)
- Hong Kong, Macau and Taiwan 3,594.29 (1.9%)
- International 38,472.93 (20.6%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2013
million



20.1%
1.7%
78.2%

- Domestic 116,105.71 (78.2%)
- Hong Kong, Macau and Taiwan 2,574.27 (1.7%)
- International 29,736.57 (20.1%)

12 January

Participated in the Sydney Festival and sponsored the performance of Kun Opera "The Peony Pavillion" (昆曲《牡丹亭》). Besides, the ferry named "Nanhang" (南航號) participated in the Ferry Competition in celebration of Australia Day.



2 March

Received the fifth A380, symbolizing the completion of the Company's fleet of A380.

8 April

On the Second Anniversary of the Guangzhou-Auckland route's launching, the Prime Minister of New Zealand led the governmental delegates to visit Guangzhou. The Company entered into a strategic cooperation agreement with the Tourist Bureau of New Zealand, Immigration New Zealand, Ministry of Education of New Zealand and Auckland Airport, in respect of the operation of the route, marketing and promotion, tourist development and other aspects for developing strategic cooperation.


新合作 大未来

Highlights of the Year

20 April

An earthquake with the magnitude of 7.0 occurred in Ya'an City in Sichuan Province. China Southern Airlines gave its full support in respect of combating the earthquake and carrying out the relief work. The number of accumulated flights is 40, with relief materials being close to 65 tonnes and relief workers for such transportation being more than 300.

31 May

Entered into an aviation agreement with Kenya Airways for purposes of expanding the existing scope of code sharing and strengthening the cooperation between both parties.

2 June

Received the first B787 Dreamliner in China Civil Aviation industry and became the first airlines in the world operating B787 and A380 simultaneously.

19 June

Launched direct flight from Guangzhou to Moscow. This is the Company's fourth route involving direct flight from Guangzhou (hub) to Europe.

1 August

Launched specialized services and products for keeping in line with 72 hours TWOV ("Transit without Visa") at Baiyun International Airport in Guangzhou, and implemented marketing in synchronized manner in all the major cities around the world.


Fly China Southern Airlines,
discover the amazing canton

28 September

China Southern Airlines Henan Airlines Company Limited was officially established in Zhengzhou.

12 October

As the official airlines sponsor, participated in the Melbourne Festival and the annual major concert was named solely for the Company and as the "Night for China Southern Airlines".

2 December

Entered into a strategic cooperation agreement with Qantas and commenced cooperation in respect of market development, exchange of pilots, cargo service and others.


中国南方航空-澳洲航空公司
战略合作签约仪式
Signing Ceremony for Strategic Cooperation

31 December

Recorded another year of flight safety with accumulated over 11.8 million safe flight hours and 91.79 million person-time passengers of transportation, continuously maintained 170 consecutive months of aviation safety and 234 consecutive months of aviation security, and refreshed the records of aviation safety and aviation security in China.



Chairman's Statement



Si Xian Min
Chairman

During the reporting period, the macro economic recovery was slow and the aviation industry continued to be weak, yet, the Chinese civil aviation market maintained a steady growth on the back of a number of factors, but the quality of yield deteriorated. The Company continued to improve the operational performance in various aspects, maintained a relatively high operational quality, and met the expected targets of the production and operation.

Performance Review

In 2013, the overall global economy was still on the basic trend of slow recovery, the risk of a deterioration of the economy was not completely removed, and a new round of growth had yet to appear. The Chinese economy entered into a period of deceleration after years of rapid growth, experiencing the short-term pain of structural adjustments and the aftermath of the earlier economic stimulus policies, all contributed to the fall back of growth rate.

Due to the impact of the macro economy, the global aviation transportation industry continued to be weak. The Chinese civil aviation market maintained a steady growth, but due to factors such as the diversion of business by the high-speed rail, the excess supply for the transport capacity in the industry, keener market competition, high oil prices etc, resulting in an increase of traffic volume with falling prices in the domestic market, and the quality of yield in the whole industry dropped significantly.

Faced with harsh operational conditions, the Company insisted on the concept of stable development, strengthened the establishment of the safety management system, enhanced the level of precise marketing, steadily promoted the strategic transformation and internationalization process, actively enhanced the service quality and brand influences, and effectively resolved the impact of various negative factors such as the complex and changing market, shortage of development resources, higher competition pressure etc, therefore the comprehensive competitiveness of the Company continued to be strengthened.

Chairman's Statement



During the reporting period, the Company strengthened the standardized management of safety, adjusted and increased the power of safety management at all levels, enhanced the building up of qualifications and ability of the technical personnel, emphasized on the development and application of new technologies, well protected our continuous safety, and managed to maintain the best safety record among the Chinese airlines. In the whole year, we completed 1,829,400 safe flight hours and 12,000 hours of general aviation service, maintained 170 consecutive months of aviation safety and 234 consecutive months of aviation security.

During the reporting period, the excess supply situation in the domestic civil aviation industry was more acute, and market competition was intensified. We actively coped with changes in the market, adopted effective measures and maintained our position in the market. In the whole year, the Company completed 17,469 million revenue tonne kilometers, representing an increase of 8.1% as compared with last year; the Company completed 91.79 million person-time passengers of transportation, representing an increase of 6.1% as compared with last year; the Company achieved business revenue of RMB98,547 million, representing a decrease of 1.0% as compared with last year.

We strengthened the sales to premium travellers, enhanced the operational quality, the first and business class achieved passenger load factor of 44.8%, representing an increase of 2.9 percentage points as compared with last year, and the Company achieved 2.52 million person-time of first and business class passengers, representing an increase of 14.5% as compared with last year; we proactively followed the development trend of the industry, greatly promoted the development of e-commerce, and achieved direct sales revenue of RMB15,600 million, with the direct sales ratio reached 20.5%, representing an increase of 4.5 percentage points as compared with last year. Faced with the overall weak cargo market, we actively explore the cargo market locally and abroad by optimizing cargo fleet structure, and thus the operating loss of freighters fleet has been reduced.



In addition, we also successfully introduced the first B787 Dreamliner into China, and became the first airlines in the world which operated A380 and B787 at the same time, and the strength of the fleet was further enhanced.

During the reporting period, we are actively committed to social responsibilities, and smoothly completed several transportation protection missions such as maintaining peace and harmony, disaster relief, Chinese New Year passenger transportation, China National Games etc., and continued to conduct charity activities such as "Ten Cent Care Foundation" etc.; thoroughly carried out energy saving and carbon dioxide emission reduction, we were awarded as "The Most Appreciated Top 50 Chinese Companies", "2013 Top 100 Green Companies" etc.; we donated over RMB7.1 million from "Ten Cent Care Foundation" fund, and continued to contribute to the society.



Development Strategies

The general strategic goal of the Company in the "Twelfth Five-year" was to become a safe and highly profitable airlines with strong brand influence and international network scale; to develop an interlinked "hub + point-to-point" operation mode well balancing and synergizing the emphasis on its domestic market and its share in the international market. The Company implemented strategic transformation measures to improve its flight hub network, marketing network and service guarantee network. Leveraging its scale and network, the Company fundamentally changed its growth pattern.

Safety strategy

To focus on safety and to make use of its SMS service. To actively introduce modern scientific management approaches. To emphasize the three operating functions namely the flight, maintenance and dispatch. To let people come first and put the safety culture at the wheel. To continuously improve its regulations and systems. To implement fundamental training determinedly to enhance staff's quality. To speed up establishment of regulations and systems of different departments and positions. To solidify safety fundamentals and ensure uninterrupted safety.

Marketing strategy

To continue strengthening the "hub + point-to-point" route network and function by enriching the hub network, improving network products and leveraging the network edge. To "consolidate the domestic market and expand the international with emphasis on Japanese and Korean markets; to develop cargo services and increase yield". To be market-oriented and establish a wholly interlinked marketing system for passenger and cargo matching the hub network and maximizing network revenue.



Brand and service strategy

Under the general goal of establishing an airlines "the best in China, top-class in Asia and renown globally" and the idea of "Doing everything with client's feelings in mind, cherish each service an opportunity", to focus on enhancing passengers' experience and outperform major competitors. To be customer-oriented and to design innovative products. To be committed to stringent, precised and professionalized management. To develop service differentiation by its flexible problem-solving mechanism with caring services and user-friendly products to rapidly enhance service competitiveness.


SKY
PRIORITY

Information strategy

Closely adhering to the strategic transformation goal of the Company, to implement unification in planning, standards, design, investment, construction and management. This "six unifications" principle will fully apply modern information technology to the Company's production and operation. Under the informatization, the Company will implement strategic transformation and internal management mechanism reform to bring innovation into mechanisms, management and technology and thus enhance management level, centralized control capability and core competitiveness. The Company will strive for sustainable development through the support and utilization of informationalization.

Core Competitiveness

After years of effort, the Company's competitiveness begun to take shape, including its hub operation and management capability focusing on Guangzhou, its resources interoperability under the matrix management mode and its increasingly service brand influence.

Hub operation and management capability

The Company's strategic transformation mainly focused on developing transit and links with international long-distant flight in Guangzhou, Beijing, Urumqi and Chongqing, thereby became an airlines with strong international network. Through deepening strategic transformation, we continuously improved our hub operation and management capability, established a new profit model and development mode. Currently, the four major hubs had concentration over 70%, in particular the Guangzhou one, with significantly increased reputation and attraction. The "Canton Route" transit has gathered good reputation with key indicators rising rapidly.

In addition, to take the advantage of 72 hours TWOV in Guangzhou, we developed designated new products and new process to enhance experience at Guangzhou as an international hub. Going forwards, we will continue the optimization of the transit flow to enhance its comprehensive support capabilities at Guangzhou and further strengthen transit connection of the Guangzhou hub to establish the "Canton Route" as an international brand.



Resources interoperability

With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on "horizontal integration and resources sharing", which not only unified the headquarters' control over resources, policy and operation but also demonstrated branches' and subsidiaries' motivated participation in security, marketing and service innovation, making good use of the edge of the Company's scale and network.

At present, the matrix management mode has been implemented as a normal practice, under which core resources such as the transport capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, we will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to its existing edge.

Brand influence

By constantly benchmarking SKYTRAX's five-star criteria, the Company's brand became more influential. The Company, an airlines rated four-star by SKYTRAX, aimed to become "the best in China, top-class in Asia and renown globally". It constantly benchmarked its service against SKYTRAX's five-star criteria and has been improving accordingly, resulting in increasing brand influence both in China and overseas.

In order to elevate and improve its service quality, the Company started the PSDA project with International Air Transportation Association. It also set up the product and service management department to coordinate internal and external resources so as to positively establish a customer-oriented product and service management system and satisfy customers' diverse needs. From here on, we will continue to optimize its service experience and process to promote its service brand into the next stage.

2014 Operational Situation Analysis

Looking ahead for 2014, the Company is faced with both development opportunities and challenges, favourable and unfavourable factors co-exist.

The major favourable conditions are as follows:

It is hopeful that the global economy will maintain the recovery trend.
According to forecast of the International Monetary Fund, the global economy will grow at 3.7% in 2014. Due to the impact of the overall economic environment, it is expected that the 2014 international aviation transportation demand will continue to maintain growth. The US economic growth rate will accelerate, the European economy will stabilize, which will have a positive effect to the development of the aviation transportation industry. IATA predicts that this year the earnings of the European and American civil aviation industry will rise by USD4.2 billion as compared with last year, and the aviation oil price will be lower than that of 2013.

There is no change in the fundamentals of the long term positive trend of the Chinese economy.
In particular, the central government has made the overall deployment for the full deepening of reforms by promulgating a series of reform measures, the merits of which will be further released, and the dynamics and vitality of development will be further stimulated. The Chinese economy will continue to maintain a growth rate of around 7.5%, supported by a number of new favourable factors and rare opportunities. Amid such background, the domestic aviation transportation industry will continue to maintain a positive development trend, which will offer good market opportunities for China Southern Airlines.

The new urbanization development will stimulate demand for aviation transportation.
It was specified that in the coming few years the focus of urbanization of China is to develop tier-two and tier-three cities. With the continuous accumulation of such urban population, the demand for aviation transportation will have a faster growth, which is beneficial for the Company to make use of its extensive network and develop potential markets.

The major unfavourable conditions are as follows:

There are still quite a lot of uncertainties in the international economic growth.
The foundation of the economic recovery of developed countries is not solid, and the emerging economies in general are faced with weak overseas demand, insufficient growth momentum generated locally and inflation etc. The missions of structural adjustments and mode changing of the Chinese economy are tough, the restraints of the environmental resources are increasing, all exerting downward pressure to the Chinese economy.

The tapering of quantitative easing by the US Federal Reserve Fund will have a negative impact on the Company.
On one hand, this will have an appreciation pressure on the USD against RMB conversion, which may result in a substantial reduction in the exchange gain of the Company. On the other hand, this may also lead to a hike in the USD interest rate, causing an increase in finance costs of the Company.

Industry competition is keener.
Following the full deepening of reforms of the civil aviation industry, a relaxation of market entrance, rapid growth of transport capacity etc, the aviation market of China will enter into an era of full competition; the popularization of aviation will become more obvious, and low-cost airlines will have rapid development, while there will be less room for growth of the traditional business market.

The impact of the express railway on civil aviation becomes stronger.
Currently, the mileage of coverage of the high-speed railway of China exceeds 10,000 kilometers, and the network with "Four Vertical, Four Horizontal" will gradually be built, so that the medium and short journey travellers will be further diversified elsewhere, while these will bring harsh challenges to the operating capability and quality of operation of China Southern Airlines.

2014 Major Business Initiatives

In 2014, we will seriously study the changes in the internal and external situations and market environment, master the development trend of the industry, stress on reform and innovation, emphasize quality enhancement and effectiveness improvement, further emancipate minds, stimulate vibrant action, increase the safety management and control level, actively cope with market competition, continue to promote strategic transformation, fully raise the service level, and continue to enhance the comprehensive competitiveness of the Company. We will focus on accomplishing the following tasks:

Raising the safety management level, improving the operational efficiency.

In 2014, we will continue to solidify the safety foundation, strengthen safety inspection and supervision at all levels, and enhance the building of qualifications and ability of the professional team. We will make good use of new technologies, raise the flight quality; work on the establishment of systems, speed up the implementation of systems, and fully implement the aviation safety year.

In 2014, we will devote all efforts to raise the regularity level of flights, upgrade the operation command system, and increase the operation management quality efficiency; we will enhance our capability to handle flight delay, and improve the response mechanism of flight delay; we will strengthen the optimization of routes, saving of aviation oil, information release etc., to enhance the comprehensive results of aviation management.



Chairman's Statement



Enhancing operating management ability with all efforts, emphasis of enhancing the quality of transformation.

In 2014, we will insist on the orientation towards the market and clients, stress on strengthening refined marketing, and properly master the degree of matching of carriage capacity and market; we must analyze in details the changes in aviation customer structure and changes in consumer behavior and habits, and increase the ability to forecast the market and response speed; we must enhance the ability in high end marketing and emphasize on developing key corporate accounts.

In 2014, we will steadily develop the international market, flexibly adjust the operating strategies of the major international routes of Europe, America, Australia and New Zealand etc., pay more attention to the short and medium journey markets such as Japan and Korea; we will continue to expand the hub effect, optimize the guarantee of transit services, work hard on the "Canton Route", and continue to improve the positioning and development of the Chongqing hub, so as to expand the effects of transformation and fully realize the target results.



Strengthening the customer-orientation, expanding brand influence.

In 2014, the Company will continue to improve the service standard, make good use of the role of the full work flow service platform, and enhance the consistency of services; we will improve the service management, improve the inspection of service quality, the rectification and feedback systems, and increase the supervision and rectification strength; we will emphasize on the strengthening of service team management, and enhance the consistency and practicality of training.

We will speed up our work in brand building through quality services, and actively promote our brand by marketing, in order to enhance the features and competitive advantages of the brand. We plan to hold activities regularly with marketing as focus and fully use all opportunities to promote the influence of internationalization of the brand, in order to expand the awareness of the brand on a global scale.

Deepening the comprehensive budget management, strengthening our cost advantages.

In 2014, we will improve the comprehensive budget management in an in-depth manner, and set up cost and revenue dynamic budget adjustment mechanisms; we will strengthen benchmarking toward advanced airlines, stress on control of major cost items, and implement refinement of control of major cost items; we will push forward the oil saving policy reform, gradually form cost advantages and enhance the comprehensive management standard of the Company.

Management Discussion and Analysis



Tan Wan Geng
President

During the reporting period, the strategic transformation of the Company entered on a new level, and the internationalization process was further speeded up. The Company focused on strengthening service management, introduced a series of new products and new services. We made the solid accomplishments in all aspects.

Business Analysis

During the reporting period, the strategic transformation of the Company entered on a new level, the internationalization process was further speeded up.

We steadily pushed forward the strategic transformation and internationalization process, and launched new routes like Guangzhou-Moscow, Bali, Chiang Mai etc. We also increased the frequency of flights to London, Brisbane, Auckland and Delhi, improved the "Canton Route" flight network, and further established Guangzhou as a convenient hub for Europe-Australia, North America-Southeast Asia, Southeast Asia –Northeast Asia. At the same time, we put the flagship aircraft type such as A380 and B787 to the major international markets in Europe and Atlantic Ocean, equipped them with the best service personnel, and enhanced the software and hardware strengths of our international routes; given the opportunities offered by favourable policies like visa-free transit in Guangzhou within 72 hours, we improved the comprehensive guarantee level of the hub. With a series of efforts, the effects of the hub establishment of the Company were more obvious, the quality and impact of our internationalization transformation were further enhanced. The transit passengers in the four hubs of Guangzhou, Beijing, Urumqi and Chongqing increased by 3.9%, and revenue increased by 6.4%, of which the number of international transit persons increased by 11.1%, and revenue increased by 10.8%, The overall passenger load factor of international major routes from Guangzhou hub reached 81%, and the transit ratio already exceeded 55%.



During the reporting period, the Company focused on strengthening service management and further improved customer service quality.

We adhered to the idea of "Doing everything with clients' feelings in mind, cherish each service an opportunity", stressed on improving the service management process, enhanced the ability and standard of the service team, increased investment in the service software and hardware, and further enhanced the quality of cabin services and ground services. On one hand we speeded up the nurturing of

Management Discussion and Analysis

international talents, on the other hand we actively hire foreign flight attendants, striving to provide barrier-free quality services. At the same time, the Company highly emphasized the operation of flights, with continuous improvement of the ordinary management system of flights, we grasped the opportunities of air zone management improvement, adopted measures like handling of flight delay project, worked hard to overcome difficulties like frequent occurrence of bad weather, poor operational environment etc., so that the regularity of flight rate was maintained at the forefront among the industry, the rate of delay attributable to the Company decreased by 1.18 percentage points, and these were fully recognized by the society.

During the reporting period, the Company introduced a series of new products and new services, which were recognized by its passengers.

We launched the "Year of International Brand & Service Improving" and introduced a series of new products and new services, which were recognized by passengers. It was rated 6 by SKYTRAX and 4 by Australia review website this year, 5% and 43% higher than last year, respectively. We put elite pilots to flights of the "Canton Route", upgraded the entertainment system of wide-body aircraft and provided characteristic Cantonese foods such as claypot rice and rice noodle. These steadily enhanced the service of international long-distance flights. We linked the direct luggage carrying service among 11 airports in Los Angeles, Vancouver and other places, which was convenient for passenger changing between domestic flights and international flights at Guangzhou. We continued to enhance the hardware of high-end services by completing renovations and upgrades of its Sky Pearl VIP lounge in seven airports including Guangzhou, Shenyang, Guilin, Nanning, Guiyang, Changchun and Shenzhen.





We developed a flight changing management system. During the year, there have been a total of nearly 3 million short messages of flight delay successfully sent, which ensured passengers had timely access to the latest updates of flights and was well received. We also launched the public service platform on WeChat and became the first airlines in China which support ticket purchase, check-in and other services through WeChat. As of the end of the year, the public account of China Southern Airlines on WeChat had over 1 million followers, which elevated the refined services.

During the reporting period, the Company further strengthened cooperation with all parties, enhanced the brand publicity.

By using the opportunities offered by the visit of the Premier of New Zealand, the story of "Going into the New State-owned Enterprises" of CCTV, operation of the first B787 in China, Sydney and Melbourne Festivals, "The Future of Air Transportation 2013" Forum in London etc., we expanded the brand awareness and influence of China Southern Airlines in China and the overseas countries. We signed strategic cooperation agreements with the New Zealand government, Hubei provincial government, Guangdong Provincial Airport Group etc, and pushed forward the cooperation with Qantas Airways, British Airways, Aeroflot, Etihad Airways and Kenya Airways, which further secured the development foundation.

Risk Exposure

Macro environment risks

Risks of fluctuation in macroeconomy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macroeconomy. Macroeconomy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo. For example, in the past years, the financial crisis in the United States and the European debt crisis caused the consumers to reduce expenditure or shift expenditures to other consumption items, which resulted in the significant drop in the demand for air transport. Therefore, the changing status of economy will affect the demand for air transport, which leads to the volatile business and operating results.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

Risks of the increasing operating cost arising from the levy of carbon tax in Europe

In 2008, the EU Commission introduced legislation to the effect that the EU will levy carbon tax from 2012. Pursuant to this policy, the domestic airlines having flight points in Europe will undertake the same carbon emission reductions obligation as the European local airlines, which will lead to a significant increase in the operating cost of domestic airlines in Europe, including our Company and add to pressure in the operations. Although the EU Commission has brought forward to the Council of the EU and the European Parliament the EU Emission Trading System (ETS) legislation amendment, which will narrow down ETS within the EU airspace, the EU has not yet made the final decision.

Management Discussion and Analysis

Industry risks

Risks of intensifying competition in the industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three big airlines, foreign airlines and small and medium airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company.

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with a certain test in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the aircraft fleet structure and reducing on the operational cost through introducing the advanced types of aircrafts, exit of obsolete types of aircrafts and streamlining the types of aircrafts. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the annual profit, financial distress and other problems.

Risks of fluctuations in the fuel

The fuel cost is the most major cost and expenditure for an airlines. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big effect on the profit of the Company. Although the Company has adopted various fuel-saving measures to control the unit fuel cost and decrease the fuel consumption volume, if the fuel prices continues to rise in the future or there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

Risks of fluctuation in the interest rate and exchange rate

High leveraged operation is one of the characteristics of the airlines industry. Therefore, the change in the interest rate for the debts of the Company will have big effect on the capital cost of the Company. In addition, substantially all of the Company's lease obligations and most of loans are denominated in foreign currencies, principally in US dollars and Japanese Yen, and depreciation or appreciation of the Renminbi against foreign currencies affects the Company's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts in its operation.

Risks of the seasonal fluctuation in operation

The operation results of the Company are, to a significant extent, related to passenger transportation volume and volume of cargoes and mails. Because the civil aviation industry is of a cyclical nature, and there is a clear distinction between peak and off seasons for air transport in a year, therefore, the revenue and profit from the passenger services of the Company will also fluctuate with different seasons.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December		2013 vs 2012 Increase/ (Decrease)
	2013	2012	**%**
Traffic			
Revenue passenger kilometers (RPK) (million)			
– Domestic	**116,105.71**	107,278.56	**8.23%**
– Hong Kong, Macau and Taiwan	**2,574.27**	2,536.91	**1.47%**
– International	**29,736.57**	25,719.26	**15.62%**
Total:	**148,416.55**	135,534.73	**9.50%**
Revenue tonne kilometers (RTK) (million)			
– Domestic	**11,765.27**	10,924.30	**7.70%**
– Hong Kong, Macau and Taiwan	**241.05**	242.43	**(0.57%)**
– International	**5,462.27**	4,993.39	**9.39%**
Total:	**17,468.59**	16,160.12	**8.10%**
RTK –Passenger (million)			
– Domestic	**10,285.77**	9,524.08	**8.00%**
– Hong Kong, Macau and Taiwan	**226.65**	223.64	**1.35%**
– International	**2,628.76**	2,277.71	**15.41%**
Total:	**13,141.18**	12,025.43	**9.28%**

Management Discussion and Analysis

	For the year ended 31 December 2013	2012	2013 vs 2012 Increase/ (Decrease) %
RTK –Cargo (million)			
– Domestic	**1,479.50**	1,400.22	**5.66%**
– Hong Kong, Macau and Taiwan	**14.40**	18.79	**(23.36%)**
– International	**2,833.51**	2,715.68	**4.34%**
Total:	**4,327.41**	4,134.69	**4.66%**
Passengers carried (thousand)			
– Domestic	**82,172.28**	77,634.23	**5.85%**
– Hong Kong, Macau and Taiwan	**2,019.28**	1,928.54	**4.71%**
– International	**7,599.41**	6,922.22	**9.78%**
Total:	**91,790.97**	86,484.99	**6.14%**
Cargo and mail carried (thousand tonnes)			
– Domestic	**923.73**	890.38	**3.75%**
– Hong Kong, Macau and Taiwan	**13.70**	15.66	**(12.52%)**
– International	**338.92**	325.82	**4.02%**
Total:	**1,276.35**	1,231.86	**3.61%**
Capacity			
Available seat kilometers (ASK) (million)			
– Domestic	**144,732.62**	131,821.86	**9.79%**
– Hong Kong, Macau and Taiwan	**3,594.29**	3,464.29	**3.75%**
– International	**38,472.93**	34,282.98	**12.22%**
Total:	**186,799.84**	169,569.13	**10.16%**
Available tonne kilometers (ATK) (million)			
– Domestic	**16,486.17**	15,069.70	**9.40%**
– Hong Kong, Macau and Taiwan	**407.59**	396.74	**2.73%**
– International	**8,058.23**	7,598.25	**6.05%**
Total:	**24,951.99**	23,064.69	**8.18%**

	For the year ended 31 December 2013	2012	2013 vs 2012 Increase/ (Decrease) %
Load factor			
Passenger load factor (RPK/ASK) (%)			
– Domestic	**80.22**	81.38	**(1.43%)**
– Hong Kong, Macau and Taiwan	**71.62**	73.23	**(2.20%)**
– International	**77.29**	75.02	**3.03%**
Overall:	**79.45**	79.93	**(0.60%)**
Overall load factor (RTK/ATK)(%)			
– Domestic	**71.36**	72.49	**(1.56%)**
– Hong Kong, Macau and Taiwan	**59.14**	61.11	**(3.22%)**
– International	**67.78**	65.72	**3.13%**
Overall:	**70.01**	70.06	**(0.07%)**
Yield			
Yield per RPK (RMB)			
– Domestic	**0.61**	0.69	**(11.59%)**
– Hong Kong, Macau and Taiwan	**0.84**	0.84	**–**
– International	**0.50**	0.53	**(5.66%)**
Overall:	**0.59**	0.66	**(10.61%)**
Yield per RFTK (RMB)			
– Domestic	**1.42**	1.57	**(9.55%)**
– Hong Kong, Macau and Taiwan	**6.02**	5.22	**15.33%**
– International	**1.49**	1.57	**(5.10%)**
Overall:	**1.48**	1.59	**(6.92%)**
Yield per RTK (RMB)			
– Domestic	**6.24**	6.96	**(10.34%)**
– Hong Kong, Macau and Taiwan	**9.33**	9.20	**1.41%**
– International	**3.49**	3.57	**(2.24%)**
Overall:	**5.42**	5.95	**(8.91%)**
Cost			
Operating cost per ATK (RMB)	**3.94**	4.16	**(5.29%)**

Management Discussion and Analysis

	For the year ended 31 December 2013	2012	2013 vs 2012 Increase/ (Decrease) %
Fleet			
Total number of aircraft at year end			
– Boeing	**282**	243	**16.05%**
– Airbus	**253**	225	**12.44%**
– Other	**26**	23	**13.04%**
Total:	**561**	491	**14.26%**
Number of flights (thousand)			
– Domestic	**731.61**	682.73	**7.16%**
– Hong Kong, Macau and Taiwan	**17.25**	16.03	**7.61%**
– International	**61.01**	58.26	**4.72%**
Total:	**809.87**	757.02	**6.98%**
Kilometers flown (million)	**1,147.07**	1,052.50	**8.99%**
Hours flown (thousand)	**1,829.43**	1,680.69	**8.85%**
Overall utilization rate (hours per day)			
– Boeing	**9.79**	10.04	**(2.49%)**
– Airbus	**9.79**	9.95	**(1.61%)**
– Other	**6.32**	5.97	**5.86%**
Total:	**9.63**	9.81	**(1.83%)**
Overall fleet age (year)	**6.00**	6.32	**(5.06%)**

FLEET DATA SUMMARY

As at 31 December 2013, the size and structure of the aircraft fleets and the delivery and disposal of aircrafts of the Group were as follows:

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery	Disposal	Number of aircraft
Boeing 787	0	8	0	8		8
Boeing 777-200	0	0	8		2	8
Boeing 757-200	0	0	19			19
Boeing 737 Series	68	51	118	44	13	237
Boeing 747-400F	0	0	2			2
Boeing 777-200F	0	4	4	2		8
Airbus 380-800	0	2	3	1		5
Airbus 330-300	8	3	0	3		11
Airbus 330-200	2	11	3			16
Airbus 320 Series	84	58	79	24		221
EMB190	20	0	0	3		20
EMB145	0	0	6			6
Total	182	137	242	85	15	561

As at 31 December 2013, the layout of each model were as follows:

Models	Layout
Boeing 787	228
Boeing 777-200	360/284
Boeing 757-200	204/197/196/192/180/174
Boeing 737 Series	170/164/161/159/148/144/140/138/128/126/120
Boeing 747-400F	n/a
Boeing 777-200F	n/a
Airbus 380-800	506
Airbus 330-200	258/218
Airbus 330-300	284/275
Airbus 320 Series	179/152/122
EMB190	98
EMB145	50

Management Discussion and Analysis

During the period from 2014 to 2016, the plans for delivery and disposal of aircraft of the Group are as follows:

Year	2014			2015			2016		
Models	Delivery	Disposal	Forecast data at the end of the period	Delivery	Disposal	Forecast data at the end of the period	Delivery	Disposal	Forecast data at the end of the period
Boeing 787	4		12	4		16			16
Boeing 777-300ER	5		5	2		7	3		10
Boeing 777-200			8		4	4			4
Boeing 757-200		2	17		7	10			10
Boeing 737 Series	31	12	256	28	4	280	4		284
Boeing 747-400F		2	0			0			0
Boeing 777-200F		8	4			12			12
Airbus 380-800			5			5			5
Airbus 330-300	4		15	4		19	5		24
Airbus 330-200			16			16			16
Airbus 320 Series	21	2	240	10		250			250
EMB190			20			20			20
EMB145		6	0			0			0
Total	65	24	602	52	15	639	12	0	651

Note: The above information is for reference only. The number and schedule for the delivery and disposal of aircrafts as set out above may be adjusted according to the actual circumstances.

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB1,986 million was recorded in 2013 as compared to the profit attributable to equity shareholders of the Company of RMB2,619 million in 2012. The Group's operating revenue decreased by RMB967 million or 1.0% from RMB99,514 million in 2012 to RMB98,547 million in 2013. Passenger load factor decreased by 0.4 percentage point from 79.9% in 2012 to 79.5% in 2013. Passenger yield (in passenger revenue per RPK) decreased by 10.61% from RMB0.66 in 2012 to RMB0.59 in 2013. Average yield (in traffic revenue per RTK) decreased by 8.91% from RMB5.95 in 2012 to RMB5.42 in 2013. Operating expenses increased by RMB2,403 million or 2.5% from RMB95,877 million in 2012 to RMB98,280 million in 2013. As a result of the increase in operating expenses, operating profit of RMB1,510 million was recorded in 2013 as compared to operating profit of RMB5,099 million in 2012, decrease by RMB3,589 million.

OPERATING REVENUE

	2013 Operating revenue RMB million	Percentage %	2012 Operating revenue RMB million	Percentage %	Changes in revenue %
Traffic revenues	94,684	96.1%	96,100	96.6%	(1.5%)
Including: Passenger revenues	88,271		89,544		(1.4%)
– Domestic	71,277		73,845		(3.5%)
– Hong Kong, Macau and Taiwan	2,162		2,133		1.4%
– International	14,832		13,566		9.3%
Cargo and mail revenue	6,413		6,556		(2.2%)
Other operating revenues	3,863	3.9%	3,414	3.4%	13.2%
Mainly including: Commission income	1,040		757		37.4%
Ground service income	349		350		(0.3%)
Expired sales in advance of carriage	684		495		38.2%
General aviation income	484		445		8.8%
Hotel and tour operation income	565		647		(12.7%)
Total operating revenues	98,547	100.0%	99,514	100.0%	(1.0%)
Less: fuel surcharge income	(13,062)		(13,378)		
Total operating revenue excluding fuel surcharge	85,485		86,136		

Management Discussion and Analysis

Traffic revenue composition (RMB million)


6,413 (6.8%)
88,271 (93.2%)
2013
6,556 (6.8%)
89,544 (93.2%)
2012
Passenger Revenue
Cargo and Mail Revenue

Passenger revenue composition (RMB million)


14,832 (16.8%)
2,162 (2.4%)
71,277 (80.8%)
2013
13,566 (15.2%)
2,133 (2.4%)
73,845 (82.5%)
2012
Domestic
Hong Kong, Macau and Taiwan
International

Substantially all of the Group's operating revenues is attributable to airlines and airlines related operations. Traffic revenues accounted for 96.1% and 96.6% of total operating revenue in 2013 and 2012, respectively. Passenger revenues and cargo and mail revenues accounted for 93.2% and 6.8%, respectively of the total traffic revenue in 2013. During the reporting period, the Group's total traffic revenues was RMB94,684 million, representing a decrease of RMB1,416 million or 1.5% from prior year, mainly due to the VAT reform which leads to the decrease of domestic revenues of RMB4,798 million. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The decrease in operating revenue was primarily due to a 1.4% decrease in passenger revenue from RMB89,544 million in 2012 to RMB88,271 million in 2013. The total number of passengers carried increased by 6.14% to 91.791 million passengers in 2013. RPKs increased by 9.50% from 135,535 million in 2012 to 148,417 million in 2013, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.66 in 2012 to RMB0.59 in 2013, which is mainly due to the impact from VAT reform.

Domestic passenger revenue, which accounted for 80.7% of the total passenger revenue in 2013, decreased by 3.5% from RMB73,845 million in 2012 to RMB71,277 million in 2013. Domestic passenger traffic in RPKs increased by 8.23%, while passenger capacity in ASKs increased by 9.79%, resulting in a decrease in passenger load factor by 1.2 percentage points from 81.4% in 2012 to 80.2% in 2013. Domestic passenger yield per RPK decreased from RMB0.69 in 2012 to RMB0.61 in 2013.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 1.4% from RMB2,133 million in 2012 to RMB2,162 million in 2013. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 1.47%, while passenger capacity in ASKs increased by 3.75%, resulting in a decrease in passenger load factor by 1.6 percentage points from 73.2% in 2012 to 71.6% in 2013. Passenger yield per RPK remained at RMB0.84 in 2012 and 2013.

International passenger revenue, which accounted for 16.8% of total passenger revenue, increased by 9.3% from RMB13,566 million in 2012 to RMB14,832 million in 2013. For international flights, passenger traffic in RPKs increased by 15.62%, while passenger capacity in ASKs increased by 12.22%, resulting in a 2.3 percentage points increase in passenger load factor from 75.0% in 2012 to 77.3% in 2013. Passenger yield per RPK decreased from RMB0.53 in 2012 to RMB0.50 in 2013.

Cargo and mail revenue, which accounted for 6.8% of the Group's total traffic revenue and 6.5% of total operating revenue, decreased by 2.2% from RMB6,556 million in 2012 to RMB6,413 million in 2013. The decrease was attributable to the continued downturn of the demand in the cargo market and the low level cargo fare.

Other operating revenue increased by 13.2% from RMB3,414 million in 2012 to RMB3,863 million in 2013. The increase was primarily due to the general growth in income from commission and expired sales in advance of carriage.

OPERATING EXPENSES

Total operating expenses in 2013 amounted to RMB98,280 million, representing an increase of 2.5% or RMB2,403 million over 2012, primarily due to the total effect of increases in payroll, landing and navigation fees, depreciation and amortisation, and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 96.3% in 2012 to 99.7% in 2013.

Operating expenses

	2013 RMB million	2013 Percentage	2012 RMB million	2012 Percentage
Flight operation expenses	**54,010**	**55.0%**	54,690	57.0%
Mainly including: Jet fuel costs	**35,538**		37,401	
Aircraft operating lease charges	**4,767**		4,897	
Flight personnel payroll and welfare	**5,799**		5,051	
Maintenance	**7,805**	**7.9%**	7,971	8.3%
Aircraft and traffic servicing expenses	**15,091**	**15.4%**	14,072	14.7%
Promotion and selling expenses	**7,754**	**7.9%**	7,134	7.5%
General and administrative expenses	**2,470**	**2.5%**	2,425	2.5%
Depreciation and amortisation	**9,347**	**9.5%**	8,264	8.6%
Impairment on property, plant and equipment	**536**	**0.5%**	–	–
Others	**1,267**	**1.3%**	1,321	1.4%
Total operating expenses	**98,280**	**100.0%**	95,877	100.0%

Composition of operating expenses in 2013


0.5%
1.3%
9.5%
2.5%
7.9%
15.4%
7.9%
55.0%
Flight operation expenses
Maintenance
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others

Comparision of operating expenses


(RMB million)
60,000
50,000
40,000
30,000
20,000
10,000
0
2013
2012
Flight operation expenses
Maintenance
Aircraft and traffic servicing expenses
Promotion and selling expenses
General and administrative expenses
Depreciation and amortisation
Impairment on property, plant and equipment
Others

Flight operations expenses, which accounted for 55.0% of total operating expenses, decreased by 1.2% from RMB54,690 million in 2012 to RMB54,010 million in 2013, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 65.8% of flight operations expenses, decreased by 5.0% from RMB37,401 million in 2012 to RMB35,538 million in 2013.

Maintenance expenses, which accounted for 7.9% of total operating expenses, decreased by 2.1% from RMB7,971 million in 2012 to RMB7,805 million in 2013. The decrease was mainly due to the impact of the VAT reform.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 7.2% from RMB14,072 million in 2012 to RMB15,091 million in 2013. The increase was primarily due to a 5.9% rise in landing and navigation fees from RMB8,984 million in 2012 to RMB9,510 million in 2013, resulted from the increase in the number of take-off and landings and the average unit price of take-off and landing charges.

Promotional and selling expenses, which accounted for 7.9% of total operating expenses, increased by 8.7% from RMB7,134 million in 2012 to RMB7,754 million in 2013.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, increased by 1.9% from RMB2,425 million in 2012 to RMB2,470 million in 2013.

OPERATING PROFIT

Operating profit of RMB1,510 million was recorded in 2013 (2012: RMB5,099 million). The decrease in profit was mainly due to the net effect of decrease in operating revenue by RMB967 million or 1.0% in 2013 and increase in operating expenses by RMB2,403 million or 2.5%.

OTHER NET INCOME

Other net income decreased by RMB219 million from RMB1,462 million in 2012 to RMB1,243 million in 2013, mainly due to the decrease of government grants and loss on disposal of property, plant and equipment.

Interest expense increased by RMB275 million from RMB1,376 million in 2012 to RMB1,651 million in 2013 was mainly due to the increase in number of aircraft held through a finance lease.

Net exchange gain of RMB2,903 million was recorded in 2013, an increase of RMB2,636 million from RMB267 million in 2012, mainly due to Renminbi appreciated significantly against US dollar in 2013.

INCOME TAX

Income tax expense of RMB734 million was recorded in 2013, decrease by RMB220 million from RMB954 million in 2012, mainly due to the decrease of profit before income tax.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2013, the Group's current liabilities exceeded its current assets by RMB28,640 million. For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million and an increase in cash and cash equivalents of RMB1,666 million.

	2013 **RMB million**	2012 RMB million
Net cash generated from operating activities	**9,703**	11,704
Net cash used in investing activities	**(12,205)**	(12,153)
Net cash from financing activities	**4,168**	668
Net increase in cash and cash equivalents	**1,666**	219

In 2013 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2013, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilised. The Directors believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2013 **RMB million**	2012 RMB million	Change
Total borrowings and lease obligation	**92,497**	73,960	25.1%
Fixed rate borrowings and lease obligation	**4,974**	6,139	(19.0%)
Floating rate borrowings and lease obligation	**87,523**	67,821	29.0%


4,974
(5.4%)
87,523
(94.6%)
2013
6,139
(8.3%)
67,821
(91.7%)
2012
Fixed rate
(RMB million)
Floating rate
(RMB million)

Analysis of borrowings and lease obligation by currency

	2013 RMB million	2012 RMB million
USD	**88,970**	70,865
RMB	**670**	807
Others	**2,857**	2,288
Total	**92,497**	73,960

Maturity analysis of borrowings

	2013 RMB million	2012 RMB million
Within 1 year	**23,878**	24,393
After 1 year but within 2 years	**14,805**	9,639
After 2 years but within 5 years	**30,553**	23,112
After 5 years	**23,261**	16,816
Total borrowings	**92,497**	73,960

The Group's capital structure at the end of the year is as follows:

	2013	2012	Change
Net debts (RMB million)	**104,345**	86,669	20.4%
Total equity (RMB million)	**42,451**	39,734	6.8%
Ratio of net debt to total equity	**246%**	218%	12.8%


42,451
(28.9%)
104,345(71.1%)
2013
39,734
(31.4%)
86,669 (68.6%)
2012
Net debts (RMB Million)
Total equity (RMB Million)

Net debts (aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 20.4% to RMB104,345 million at 31 December 2013, compared to RMB86,669 million at 31 December 2012.

As at 31 December 2013, total equity attributable to equity shareholders of the Company amounted to RMB34,329 million, representing an increase of RMB1,490 million from RMB32,839 million at 31 December 2012. Total equity at 31 December 2013 amounted to RMB42,451 million (2012: RMB39,734 million).

Ratio of net debt to total equity of the Group at 31 December 2013 was 246%, as compared to 218% at 31 December 2012.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance lease, borrowings and operating lease commitment are denominated in foreign currencies, principally in US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airlines companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB80,233 million (2012: RMB60,538 million) were mortgaged under certain borrowings and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2013, the Group had capital commitments (excluding investment commitment) of approximately RMB51,353 million (2012: RMB75,129 million). Of such amounts, RMB47,651 million related to the acquisition of aircraft and related flight equipment and RMB3,702 million for other projects.

As at 31 December 2013, the Group had investment commitments as follows:

	2013 RMB million	2012 RMB million
Authorised and contracted for		
Capital contributions for acquisition of interests in associates	**70**	119
Share of capital commitments of a joint venture	**58**	113
	128	232
Authorised but not contracted for		
Share of capital commitments of a joint venture	**171**	218
	299	450

In 2013, the Company has made the contribution amounting to RMB0.72 billion in cash as the first installment for Henan Airlines, a joint venture company owned as to 60% by the Company and 40% by Henan Civil Aviation Development and Investment Co., Ltd., respectively. Henan Airlines has not officially commenced its operation during 2013.

Contingent Liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (2012: RMB581 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2013, an aggregate of personal bank loans of RMB464 million (2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB6 million (2012: RMB3 million) due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD28 million, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

Report of the Directors

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2013 of the Group to the shareholders of the Company.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2013, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2013 in accordance with IFRSs. Please refer to pages 78 to 185 of this Annual Report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2013 are set out on pages 191 to 192 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December 2013 (2012: nil).

The Board recommends the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2013, totalling approximately RMB393 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2013 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting of the Company.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) («關於個人所得稅若干政策問題的通知»(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

BANK LOANS AND OTHER BORROWINGS

Details of the borrowings and obligations under finance leases of the Company and the Group are set out in notes 36 and 37 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2013, RMB321 million (2012: RMB389 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2013 are set out in note 22 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 20.1% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 35.7% of the Group's total purchases in 2013. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2013.

TAXATION

Details of taxation of the Company and the Group are set out in notes 19 and 30 to the financial statements prepared under IFRSs.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 47 to the financial statements prepared under IFRSs.

EMOLUMENT POLICY

As at 31 December 2013, the Group had an aggregate of 80,175 employees (2012: 73,668).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group's operating results.

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management".

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group, details of the scheme is set out in note 50(c) to the financial statements prepared under IFRSs.

Details of the remuneration of the Directors, Supervisors and senior management of the Company are set out in note 18 to the financial statements prepared under IFRSs.

Details of other employees' retirement and housing benefits are set out in notes 14 and 50 to the financial statements prepared under IFRSs.

Band	**Number of Senior Management**	
HK$	**2013**	2012
0-500,000	**1**	1
500,001-1,000,000	**8**	8
1,000,001-1,500,000	**1**	4
1,500,001-2,000,000	**3**	1
Total	**13**	14

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 25 to the financial statements prepared under IFRSs.

SHARE CAPITAL STRUCTURE

Change in Share Capital

There was no change in the share capital of the Company in 2013.

Share Capital Structure

As at 31 December 2013, the share capital of the Company comprised the following:

Type of Shares	Number of Shares	Approximate percentage of total share capital (%)
1. H Shares	2,794,917,000	28.47
2. A Shares	7,022,650,000	71.53
Total issued Shares	9,817,567,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2013, to the knowledge of the Directors, chief executives and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which were required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
China Southern Air Holding Company ("CSAHC") (Note)	Beneficial owner	A Share	4,150,050,000 (L)	59.10%	–	42.27%
	Interest in controlled corporation	H Share	1,064,770,000 (L)	–	38.10%	10.85%
		Total	5,214,820,000 (L)	–	–	53.12%
Nan Lung Holding Limited ("Nan Lung") (Note)	Beneficial Owner Interest in controlled corporation	H Share	1,064,770,000 (L)	–	38.10%	10.85%

Note:

CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited. As disclosed in the announcement of the Company dated 22 January 2014, CSAHC increased its shareholdings in the Company by 1,175,267 A shares via the trading system of the Shanghai Stock Exchange on 22 January 2014. Immediately following the increase in shareholdings, CSAHC held 4,151,225,267 A shares of the Company, representing approximately 42.28% of the total issued share capital of the Company and all shares of the Company directly and indirectly held by CSAHC represents approximately 53.13% of the total issued share capital of the Company.

Save as disclosed above, as at 31 December 2013, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares and underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

PARTICULAR OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2013 was 252,561.

Particulars of shareholdings of the Company's 10 largest shareholders as at 31 December 2013 are as follows:

Shareholdings of 10 largest shareholders

Name of shareholders	Nature of shareholders	Percentage %	Total number of Shares	Pledged or frozen shares
CSAHC	State-owned shareholder	42.27	4,150,050,000	None
HKSCC Nominees Limited	H shareholder	17.83	1,745,768,297	Unknown
Nan Lung	H shareholder	10.53	1,033,650,000	None
Anhui Conch Venture Investment Co., Ltd.	A shareholder	2.09	205,263,890	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	A shareholder	1.62	159,000,000	Unknown
Zhao Xiao Dong	A shareholder	1.51	147,878,224	Unknown
Wuhu RuiJian Investment Consultation Company Limited	A shareholder	1.45	142,050,000	Unknown
The Industrial and Commercial Bank of China – Baoying Pan-Coastal Regional Growth Equity Securities Investment Fund (中國工商銀行－寶盈泛沿海區域增長股票證券投資基金)	A shareholder	0.24	23,976,800	Unknown
National Social Security Fund 501	A shareholder	0.20	20,110,035	Unknown
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券帳)	A shareholder	0.19	18,970,000	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2013.

PRE-EMPTIVE RIGHTS

None of the provisions of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the audited financial statements of the Group for the year ended 31 December 2013 and this Annual Report.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2013 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code (the "Code") as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2013.

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Si Xian Min	Chairman of the Board and Non-executive Director	Male	56
Wang Quan Hua	Non-executive Director	Male	59
Yuan Xin An	Non-executive Director	Male	57
Yang Li Hua (Appointed on 24 January 2013)	Non-executive Director	Female	58
Tan Wan Geng	Vice Chairman of the Board and Executive Director	Male	49
Zhang Zi Fang	Executive Director	Male	55
Xu Jie Bo	Executive Director	Male	48
Li Shao Bin (Appointed on 24 January 2013)	Executive Director	Male	48
Gong Hua Zhang (Resigned on 26 December 2013)	Independent Non-executive Director	Male	68
Wei Jin Cai	Independent Non-executive Director	Male	64
Ning Xiang Dong	Independent Non-executive Director	Male	48
Liu Chang Le	Independent Non-executive Director	Male	62
Tan Jin Song (Appointed on 26 December 2013)	Independent Non-executive Director	Male	49
Pan Fu	Chairman of the Supervisory Committee	Male	51
Li Jia Shi	Supervisor	Male	52
Zhang Wei	Supervisor	Female	47
Yang Yi Hua	Supervisor	Female	53
Liang Zhong Gao (Resigned on 26 December 2013)	Supervisor	Male	57
Wu De Ming (Appointed on 26 December 2013)	Supervisor	Male	55

Save as disclosed above, since 1 January 2013 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2013, none of the Directors, chief executives or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2013.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2013, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2013 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(2) Continuing Connected Transactions between the Company and CSAHC (and their respective subsidiaries)

A *Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC*

On 28 January 2011, the Company renewed the import and export agency framework agreement (the "Import and Export Agency Framework Agreement") with SAIETC. The scope of cooperation under the agreement covers import and export services, custom clearing services, customs declaration and inspection services, and tendering and agency services etc. The agreement is effective for a period from 1 January 2011 to 31 December 2013, with the annual cap for the commission not exceeding RMB97.2 million.

On 19 April 2013, the Company and SAIETC entered into the Supplemental Agreement to the Import and Export Agency Framework Agreement, pursuant to which the Company and SAIETC have agreed to revise the annual cap for services provided by SAIETC for the period from 1 January 2013 to 31 December 2013 from RMB97.2 million to RMB160 million.

For the year ended 31 December 2013, the agency fee incurred by the Group in respect of the above import and export services was RMB120,876,000.

On 9 January 2014, the Company and SAIETC have entered into a new import and export agency framework agreement (the "New Import and Export Agency Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the New Import and Export Agency Framework Agreement, SAIETC agreed to provide import and export services and the relevant lease services, customs clearance services, customs declaration and inspection services, and the relevant storage, transportation and insurance agency services, and tendering and agency services to the Group. In relation to the service fee charged for import and export services, both parties agreed that such fee shall not be higher than the prevailing market rate charged by several trading companies of certain airlines companies in the PRC for similar services. In relation to the service fee charged for custom clearing, custom declaration and inspection, and the relevant storage, transportation and insurance services, both parties agreed that such fee charged shall not be higher than the prevailing market rate charged for similar services provided by independent third party service providers in the flight equipment logistics transportation market in the PRC. In relation to the service fee charged for the tendering and agency services, it is required to be determined in accordance with the fee standard prescribed by the State for this kind of tendering and agency services from time to time. During the period of the New Import and Export Agency Framework Agreement, the annual cap shall remain at RMB160 million per annum.

B *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by the Company and 60% owned by CSAHC*

On 19 April 2013, the Company renewed the media services framework agreement (the "Media Services Framework Agreement") with SACM, for a term of three years commencing from 1 January 2013. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm's length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall

follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual cap under the agreement for each year is RMB98 million, RMB105 million and RMB113 million, respectively.

For the year ended 31 December 2013, the media fees incurred by the Group for the media services amounted to RMB77,266,000.

C *Southern Airlines Group Finance Company Limited ("Finance Company"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 8 November 2010, the Company renewed the financial services framework agreement (the "Financial Services Framework Agreement") with the Finance Company for a term of three years starting from 1 January 2011 to 31 December 2013.

Under such agreement, the Finance Company agrees to provide to the Company deposit and loan services. The Finance Company shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with the Finance Company were re-deposited in a number of banks. The Finance Company has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of the Finance Company's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group's deposits placed with the Finance Company (including accrued interests) should not at any time exceed RMB4 billion, nor should the balance of loans borrowed from the Finance Company at any time exceed the above-mentioned level. The annual cap of fees payable to the Finance Company for the other financial services should not exceed RMB5,000,000.

On 16 March 2012, the Company entered into a supplemental agreement to the Financial Services Framework Agreement with the Finance Company, for a term effective from 31 May 2012 (the date of passing of the resolution at the general meeting) to 31 December 2013. In line with the Company's business requirement, the parties agreed that deposit balance placed with the Finance Company (including interest payable accrued thereon) in any day may not exceed RMB6 billion, and the balance for provision of loan service to the Company by the Finance Company (including total interests paid) in any day may not exceed the above level.

On 31 December 2013, the Group's deposits placed with the Finance Company amounted to RMB2,675,443,000.

On 8 November 2013, the Company and the Finance Company entered into a new financial services framework agreement (the "New Financial Services Framework Agreement") to renew and extend the term of the provision of the financial services contemplated under the New Financial Services Framework Agreement for a period of three years, commencing from 1 January 2014 to 31 December 2016. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the New Financial Services Framework Agreement.

D *China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC*

The Company and PCACL have entered into a sales agency services framework agreement (the "Sales Agency Services Framework Agreement") dated 28 January 2011, which is valid from 1 January 2011 to 31 December 2013. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. PCACL charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. PCACL also acts as the ticket sales agents of other airlines companies in China, and charges commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250 million.

For the year ended 31 December 2013, the commission expense and goods handling fee paid to PCACL were RMB19,226,000 and RMB32,739,000, respectively and the income relating to other services was RMB107,238,000.

On 8 November 2013, the Company and PCACL renewed the Passenger and Cargo Sales Agency Services Framework Agreement (the "New Passenger and Cargo Sales Agency Services Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the New Passenger and Cargo Sales Agency Services Framework Agreement, PCACL agrees to provide the following services to the Group: domestic and international air ticket sales agency services; domestic and international airfreight forwarding sales agency services; chartered flight and pallets sales agency services; internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc.); and delivery services for the outside storage area. The agency fee for sales agency services is determined by reference to the agency fee paid to the agency companies by the airlines companies of the same types of the industry in the same regions; the service fee for internal operation services is determined by the fee standard prescribed by the local government. The annual cap for the entire term of the New Passenger and Cargo Sales Agency Services Framework Agreement is RMB250 million.

E *China Southern Airlines Group Property Management Company Limited ("CSAGPMC"), a wholly-owned subsidiary of CSAHC*

The Company and CSAGPMC (formerly known as Guangzhou China Southern Airlines Group Property Management Company Limited) renewed the Framework Agreement for the Engagement of Property Management (the "Existing Property Management Framework Agreement") on 29 December 2008 for a term of three years.

The Company has entered into a New Framework Agreement for Engagement of Property Management (the "New Property Management Framework Agreement") on 28 December 2012 to renew the property management transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for provision of property management and maintenance services for the Company's leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company's headquarter located in the old Baiyun Airport which were covered in the Existing Property Management Framework Agreement) to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment.

The Company has further entered into the airport property management framework agreement (the "Airport Property Management Framework Agreement") on 11 January 2013 to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the Airport Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and its surroundings in Guangzhou.

The fee charging schedule (or charge standard) under the New Property Management Framework Agreement and the Airport Property Management Framework Agreement shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual caps for the Property Management Framework Agreement and the Airport Property Management Framework Agreement are set at RMB32,750,000 and RMB22,250,000, respectively.

On 31 December 2013, the Company entered into the agreement supplemental to the Airport Property Management Framework Agreement and the agreement supplemental to the New Property Management Framework Agreement, pursuant to which the annual cap for the New Property Management Framework Agreement and the Airport Property Management Framework Agreement changed to RMB42,700,000 and RMB27,300,000, respectively. The revised annual caps under the Airport Property Management Supplemental Agreement and the New Property Management Supplemental Agreement are determined at an arm's length basis between both parties by reference to the original annual caps, the coverage of properties, the increase in service scope and standard as well as the prevailing services fees charged for similar services on the similar types of properties provided by independent third parties in the market.

For the year ended 31 December 2013, the property management and maintenance fee incurred by the Group amounted to RMB63,915,000 pursuant to the New Property Management Framework Agreement and the Airport Property Management Framework Agreement.

F *Shenzhen Air Catering Co., Ltd. ("SACC"), which is 50.1% owned by CSAHC*

On 19 April 2013, the Company entered into the catering services framework agreement (the "Catering Services Framework Agreement") with SACC for a term of three years, commencing from 1 January 2013 to 31 December 2015 so as to comply with Rule 14A.41 of the Listing Rules. Pursuant to the Catering Services Framework Agreement, SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at. The service fee is determined at an arm's length basis between both parties by reference to the state or local prescribed price and based on the prevailing market price taking into account the assigned flight capacity growth in Shenzhen and the natural market growth according to the historical figures, provided that the services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The services are priced in accordance with the following pricing mechanism: (a) if there are applicable State (central and local governments) prescribed price, the pricing of the services shall follow the State prescribed price; or (b) if there are no applicable State prescribed price, the pricing of the services shall be determined in accordance with the prevailing market prices. The annual cap under the agreement for each year is RMB100 million, RMB115 million and RMB132.25 million, respectively

For the year ended 31 December 2013, the service fees paid by the Group to SACC amounted to RMB83,732,000.

G *MTU Maintenance Zhuhai Co., Ltd. ("Zhuhai MTU"), which is 50% owned by CSAHC*

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to 5 April 2031.

For the year ended 31 December 2013, the Group's engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to RMB795,526,000.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A On 29 December 2008, the Company renewed a master asset lease agreement with CSAHC with a term valid from 1 January 2009 to 31 December 2011 (the "Existing Asset Lease Agreement").

The Company and CSAHC has entered into the new Asset Lease Agreement (the "New Asset Lease Agreement") on 25 September 2012 to renew the leases transactions for a term of three years from 1 January 2012 to 31 December 2014. Pursuant to the New Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi"), Zhan Jiang and Chang Sha. The annual rents payable to CSAHC under the New Asset Lease Agreement is RMB35,924,400 for the three years ending 31 December 2014.

The Company also entered into the individual lease agreement (the "2012 Property Lease Agreement") with CSAHC on 25 September 2012 in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai as originally covered in the Existing Asset Lease Agreement for an aggregate annual rental of RMB4,437,000 for a term of two years from 1 January 2012 to 31 December 2013.

The Company further entered into the Nanyang Asset Lease Agreement (the "2013 Nanyang Asset Lease Agreement") with CSAHC on 19 April 2014 for the leases transaction relating to certain lands and properties at Nanyang Jiangying Airport as originally covered in the Existing Asset Lease Agreement for the period from 1 January 2013 to 31 December 2013. The rent payable under the Nanyang Asset Lease Agreement was RMB30,259,100.

For the year ended 31 December 2013, the rent incurred by the Group amounted to RMB70,620,000 pursuant to the New Asset Lease Agreement, 2012 Property Lease Agreements and 2013 Nanyang Asset Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C On 14 February 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the land lease agreement (the "2011 Land Lease Agreement") and the property lease agreement (the "2011 Property Lease Agreement"). Pursuant to the 2011 Land Lease Agreement, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131 for each year. Pursuant to the 2011 Property Lease Agreement, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542.

For the year ended 31 December 2013, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,000 and RMB42,508,000, respectively pursuant to the lease agreements.

On 9 January 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The property lease transactions contemplated under the existing 2012 Property Lease Agreements as set out in the above paragraph (4)A have now been covered under the Property Lease Agreement so as to save resources as well as time of management of various property leases with CSAHC. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and the historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively and such payment shall be made quarterly.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on normal commercial terms, or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, then in relation to the Group, those transactions were on terms no less favorable than the terms available to or from (as the case may be) independent third parties; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company was engaged to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.38 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(d) with respect to the aggregate amount of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made by the Company in respect of each of the disclosed continuing connected transactions.

Certain related party transactions as disclosed in note 49 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2013, the Group made donations for charitable purposes amounting to RMB9.12 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2013, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 52, as at 31 December 2013, the Group was not involved in any material litigation.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2014 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014.

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
28 March 2014

Dear shareholders:

In 2013, the Supervisory Committee of the Company (the "Supervisory Committee") diligently performed its duties in protecting shareholders' rights and the Company's interests in compliance with the requirements under the Company Law, the Securities Law and the Articles of Association of the Company; the members of the Supervisory Committee convened Supervisory Committee meetings, attended general meetings and Board meetings of the Company and efficiently monitored major decision making process, financial reports, connected transactions of the Company as well as the conduct of the Directors and senior management of the Company. The work of the Supervisory Committee in 2013 is hereby reported as follows:

I. Supervisory Committee meetings

1. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 24 January 2013, details of which were as follows: The connected transactions regarding the renewal of Nanyang Asset Lease Agreement entered into between the Company and CSAHC were considered and the independent opinion on such transactions was provided.

2. The 9th meeting of the Sixth Session of the Supervisory Committee was held on 26 March 2013, the details of which were as follows: 1) The 2012 annual report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were considered and approved; 2) The proposal on profit distribution for 2012 was considered and approved; 3) Report of the Supervisory Committee for 2012 was considered and passed for approval at the general meeting; 4) Report on deposit and actual use of fund raised in 2012 was considered and approved; 5) The internal control evaluation report for 2012 was considered and approved; 6) The 2012 Corporate Social Responsibility Report of the Company was considered and approved;

3. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 19 April 2013, details of which were as follows: 1) The connected transactions regarding the Import and Export Agency Framework Agreement entered into between the Company and SAIETC were considered and the independent opinion on such transactions was provided; 2) The connected transactions regarding the Framework Agreement for Catering Services entered into between the Company and SACC were considered and the independent opinion on such transactions was provided; 3) The connected transactions regarding the renewal of the Media Services Framework Agreement entered into between the Company and SACM were considered and the independent opinion on such transactions was provided;

4. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 25 April 2013 to consider the first quarterly report for 2013 of the Company;

5. The 10th meeting of the Sixth Session of the Supervisory Committee was held on 26 August 2013, details of which were as follows: The 2013 interim report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were reviewed and approved;

6. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 30 October 2013 to consider the third quarterly report for 2013 of the Company;

7. The 11th meeting of the Sixth Session of the Supervisory Committee was held on 7 November 2013, details of which were as follows: 1) The Proposal on Nomination of Supervisor Candidates Representing Shareholders of the Company for the Seventh Session of the Supervisory Committee was considered; 2) The Proposal on Amendment to the Procedural Rules of the Supervisory Committee was considered;

8. An extraordinary meeting of the Sixth Session of the Supervisory Committee was held on 8 November 2013, details of which were as follows: 1) The connected transactions regarding the renewal of Financial Services Framework Agreement entered into between the Company and Finance Company was considered and the independent opinion on such transactions was provided; 2) The connected transactions regarding the renewal of the Passenger and Cargo Sales Services Framework Agreement entered into between the Company and PCACL were considered and the independent opinion on such transactions was provided;

9. The 1st meeting of the Seventh Session of the Supervisory Committee was held on 26 December 2013, details of which were as follows: Pan Fu was elected as the Chairman of the Seventh Session of the Supervisory Committee of the Company.

II. The Supervisory Committee's Independent Opinions

During the reporting period, the Supervisory Committee reviewed and provided its opinions on major issues such as the compliances of the Company, regular reports, connected transactions and internal controls in compliance with the requirements of the Company Law, the Securities Law and the Articles of Association of the Company.

1. Independent opinions on the compliance of the Company

In 2013, the Supervisory Committee monitored the decision-making process of the general meetings and the Board meetings, and reviewed the Board's implementation of the resolutions of the general meetings and the performance of duties by the senior management of the Company.

The Supervisory Committee considered that:

1) The Board conducted its work in 2013 in strict compliance with relevant laws and regulations as well as the requirements of the Articles of Association of the Company, and carried out its operation in accordance with laws and efficiently to ensure a healthy, steady and sustainable development of the Company;

2) The Directors and senior management such as the President performed their duties diligently in accordance with laws. The Supervisory Committee is not aware of any behaviors in violation of laws, administrative regulations and the Articles of Association of the Company or which would result in an impairment of the Company's benefits and shareholders' interests in the course of their work; and

3) The Company disclosed the information in an authentic, accurate, complete and timely and did not provide any misleading or false information.

2. Independent opinions on the financial position of the Company

During the reporting period, the Supervisory Committee implemented continuous monitoring and inspection on the financial system, financial position and internal controls, and carefully reviewed the regular reports prepared by the Company.

Upon review, the Supervisory Committee was of the opinion that:

1) The financial management system and relevant internal control systems of the Company were sound and complete and implemented effectively. The preparation, review and reporting of the financial reports of the Company as well as the audit of the financial statements of the Company by its auditors were conducted effectively in accordance with laws and regulations and the various requirements of the Company. The contents of the financial reports of the Company completely and truly reflected the financial position and operating results of the Company for 2013, and there was no material omission of information and false statements;

2) The unqualified opinions on the financial report of the Company for 2013 issued by PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor were objective and fair; the Supervisory Committee approved the audited financial report and the proposal of profit distribution for 2013 of the Company; and

3) None of the personnel responsible for the preparation and auditing of the Annual Report of the Company was found to be in violation of relevant provisions of laws and regulations.

3. Independent opinions on the connected transactions of the Company

During the reporting period, the Supervisory Committee provided independent opinions towards each major connected transaction pursuant to management system on connected transactions of the Company.

The Supervisory Committee was of the opinion that:

1) The Company's connected transactions were conducted in compliance with laws and regulations, the listing rules of the jurisdictions in which the Company was listed, the Articles of Association of the Company and relevant systems in managing the Company's connected transactions. All connected shareholders and connected directors of the Company had abstained from voting on the related matters in general meetings and meetings of the Board while independent Directors expressed independent opinions; and

2) The connected transactions were conducted at fair market prices without prejudice to the interests of the Company and its medium to minority shareholders.

4. Review on independent opinion on the self-evaluation report on internal controls

During the reporting period, the Supervisory Committee actively monitored the establishment and improvement of internal control system, during which the Supervisory Committee understood the key progress of the evaluation of internal control as well as reviewed the self-evaluation report on internal controls prepared by the Company. The details were as follows:

1) The preliminary meeting for the 9th meeting of the Sixth Session of the Supervisory Committee was held on 21 March 2013, during which the internal audit reported the evaluation on internal controls of the Company for 2012.

2) The 9th meeting of the Sixth Session of the Supervisory Committee was held on 26 March 2013 to review and approval 2012 internal control appraisal report.

The Supervisory Committee was of the opinion that, the Company formulated a complete, reasonable and efficient internal control system, and had no objection to the self-evaluation reports of the internal audit of the Company for 2012.

III. Internal construction of the Supervisory Committee.

During the reporting period, the Supervisory Committee focused on self-construction, and enhanced communications with supervisory committees of excellent listed companies. In August 2013, the Chairman of the Supervisory Committee led a team to the Supervisory Committee of China Construction Bank for investigation, had a deep understanding of its operation and made deep discussions with respect to the operation and practice of supervisory committees with the Supervisory Committee of China Construction Bank. The investigation further confirmed the development direction for its further steps and established a solid foundation for the work of the Supervisory Committee in 2014.

In 2014, the Supervisory Committee will enhance its infrastructural construction by enhanced learning and training and intensified fact finding, and further enhance its foundation by professional construction of the working mechanism of its work so as to enhance its infrastructural construction of the committee and its working mechanism.

In 2014, the Supervisory Committee will further coordinate the monitoring powers to exercise its monitoring function more efficiently and highlight the monitoring in terms of compliance, financial control and internal control to practically perform the function of monitoring.

By Order of the Supervisory Committee
Pan Fu
Chairman of the Supervisory Committee

Guangzhou, the PRC
28 March 2014

Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CORPORATE GOVERNANCE CODE

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2013.

The corporate governance practices adopted by the Company are summarized below.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the Articles of Association of the Company, the Procedural Rules of the Shareholders' General Meeting and the Procedural Rules of the Board of Directors.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Consideration of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the daily operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. In addition, the Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the daily management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. The President maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. The President is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

On 26 December 2013, the second extraordinary general meeting for the year 2013 of the Company considered and approved the re-election and election of Directors for the Seventh Session of the Board. As at 31 December 2013, the members of the Board comprise four non-executive Directors, four executive Directors and four independent non-executive Directors. All of the Directors shall hold their offices until the expiry of the terms of the Seventh Session of the Board. The brief biographical details of the Directors are set out on pages 193 to 199 of this Annual Report.

The Board held 33 meetings in 2013, all of which were convened in accordance with the Articles of Association of the Company. The Company held three general meetings in 2013, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

Name of Directors	No. of Board meetings Attended/Eligible to attend	No. of general meetings Attended/Eligible to attend
Non-Executive Directors		
Si Xian Min *(Chairman)*	33/33	3/3
Wang Quan Hua	33/33	1/3
Yuan Xin An	33/33	3/3
Yang Li Hua (Appointed on 24 January 2013)	33/33	1/2
Executive Directors		
Tan Wan Geng *(Vice Chairman and President)*	32/33	1/3
Zhang Zi Fang *(Executive Vice President)*	33/33	3/3
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*	33/33	3/3
Li Shao Bin (Appointed on 24 January 2013)	33/33	2/2
Independent Non-executive Directors ("INED")		
Gong Hua Zhang (Resigned on 26 December 2013)	30/30	3/3
Wei Jin Cai	33/33	3/3
Ning Xiang Dong	33/33	3/3
Liu Chang Le	33/33	0/3
Tan Jin Song (Appointed on 26 December 2013)	3/3	0/0

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2013, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

During the year of 2013, the Board adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for directors will be arranged as necessary.

During the year of 2013, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors.

All Directors as at 31 December 2013, namely Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Wang Quan Hua, Ms. Yang Li Hua, Mr. Yuan Xin An, Mr. Zhang Zi Fang, Mr. Xu Jie Bo, Mr. Li Shao Bin Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tai Jin Song actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills. The details are as follows:

In May 2013, Mr. Yuan Xin An participated in a senior seminar training course which enhanced business innovation capability;

In June 2013, Ms. Yang Li Hua participated in a seminar training course for senior management in China;

In July 2013, Mr. Xu Jie Bo participated in the continued education training program for the Company's accountants for the year 2013;

In June 2013, Mr. Li Shao Bin participated in the training program for listed company's directors, supervisors and senior management held by Guangdong Securities Regulatory Bureau;

In December 2013, the first meeting of the 7th session of the Board was held, and the training courses were provided for the new session of Directors, Supervisors and senior management of the Company by the domestic and overseas annual legal adviser of the Company. The courses involved the topics in respect of responsibilities, rights and obligations, legal obligations, insider trading of directors, supervisors and senior management.

BOARD COMMITTEES

The Company has put in place an Audit Committee, a Remuneration and Assessment Committee, a Nomination Committee and further details of the roles and functions and the composition of each of these committees are set out below:

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Mr. Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2013, the Audit Committee is chaired by Mr. Tan Jin Song with Mr. Wei Jin Cai and Mr. Ning Xiang Dong as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit Committee are set out in the Terms of Reference of Audit Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com". In 2013, the Audit Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group's 2013 quarterly results, 2013 interim results and 2012 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviewed the Company's internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held eight meetings in 2013. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	No. of meetings Attended/Eligible to attend
Gong Hua Zhang *(Chairman)* (Resigned on 26 December 2013)	4/4
Tan Jin Song *(Chairman)* (Appointed on 26 December 2013)	4/4
Wei Jin Cai	8/8
Ning Xiang Dong	8/8

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

KPMG Huazhen (Special General Partnership) and KPMG acted as the auditors of the Company in 2011 and 2012. On 18 June 2013, the 2012 annual general meeting considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2013 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor to the Group in 2012 and 2013:

	2013 **RMB Million**	2012 RMB Million
Audit fees	**12**	10
Non-audit fees	**4**	4
Total	**16**	14

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2013, the Remuneration and Assessment Committee comprises three members and chaired by Mr. Ning Xiang Dong (INED) together with Mr. Wang Quan Hua (NED) and Mr. Tan Jin Song (INED) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Remuneration and Assessment Committee held one meeting in 2013, which was held according to its rules and procedures. The attendance of each member is as follows:

Members of Remuneration and Assessment Committee	**No. of meetings Attended/Eligible to attend**
Ning Xiang Dong *(Chairman)*	1/1
Gong Hua Zhang (Resigned on 26 December 2013)	1/1
Wang Quan Hua	1/1
Tan Jin Song (Appointed on 26 December 2013)	0/0

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2013.

NOMINATION COMMITTEE

As at 31 December 2013, the Nomination Committee consists of three members, including Mr. Si Xian Min as chairman and Mr. Wei Jin Cai (INED) and Mr. Tan Jin Song (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Nomination Committee held one meeting in 2013. The Nomination Committee has performed all its obligations under their terms of reference in 2013. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Si Xian Min *(Chairman)*	1/1
Gong Hua Zhang (Resigned on 26 December 2013)	1/1
Wei Jin Cai	1/1
Tan Jin Song (Appointed on 26 December 2013)	0/0

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Code.

During the year, the Board devised a board diversity policy in accordance with a new Code Provision, and reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors and the Supervisors had for the year ended 31 December 2013 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, PricewaterhouseCoopers, are set out on pages 76 to 77. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

INTERNAL CONTROL

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2013.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Board believes that a transparent and timely disclosure of the Group's information will enable shareholders and investors to make the best investment decision and to have better understanding on the Group's business performance and strategies. It is also vital for developing and maintaining continuing investor relations with the Company's potential and existing investors.

The Company has formulated and implemented the Investor Relations Management System which has specified the basic principles, the functional departments and the work and duties of investor relations management. It facilitates the Company's self-disciplined and standardised operation with high integrity, enhances the corporate governance structure, increases the understanding and recognition of the Company by investors, and strengthens the long-term and sustaining positive interaction between investors and the Company. All these will ultimately maximize the value of Company and the return of shareholders while safeguarding investors' interest.

In accordance with the Investor Relations Management System and through roadshow, conference call, investor relations website, hotline, receiving visit of investors, investor forum etc., the Company strengthened communication and exchanges with investors, increased the transparency of the Company and established a good image of the Company in the capital market.

The Company highly values communication with investors and is committed to maintaining effective two-way communication with investors for the purpose of enhancing shareholders' value. The daily contact between the Board and investors is mainly conducted under the leadership of the Company Secretary.

During the year, the major investor relations activities included:

1. On 24 January 2013, the Company held the first extraordinary general meeting of 2013 in Guangzhou with 26 shareholders or their representatives attended the meeting. On 18 June 2013, the Company held the 2012 annual general meeting in Guangzhou with 52 shareholders or their representatives attended the meeting. On 26 December 2013, the Company held the second extraordinary general meeting of 2013 in Guangzhou with 24 shareholders or their representatives attended the meeting;

2. Prior to the record date for the 2012 annual general meeting, the Company held an online meeting for explaining the cash dividend distribution for 2012 and briefing key issues relating to the cash dividend distribution proposal for 2012;

3. During 2013, the Company Secretary and the manager of Investor Relations department received 47 batches of visits totaling 89 investors/times, and participated in two investment forums organised by brokers;

4. In March 2013, the Company held press conference and investor conference for 2012 annual results in Hong Kong; in August, the Company held investor conference for 2013 interim results in Hong Kong;

5. In May 2013, the Company organised a non-deal roadshow in London; in November, the Company held non-deal roadshows in Boston and New York; and the Company also held two regular results roadshows; and

6. In May 2013, the Company participated in the Investors Reception Day held by Guangdong Securities Regulatory Bureau and the Listed Companies Association of Guangdong.

There are a number of investment banks who studied and analyzed the business performance of the Company. The Company also values the views and opinions of investors and the public, and collects their suggestions and opinions which are reported to the management regularly. We deeply believe that maintaining two-way communication with investors will add value to the Company and investors.

Investors and the public may refer to the Company's website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, operating statistics, results announcement and other announcements. The procedures are as follows:

1. Open the Home page of the Company's website and click "Investor Relations"; and

2. Then click the content you want to read.

For enquiries about shareholders' meeting and Board meeting, investors may contact our Company Secretary by phone at (8620)8612-4462, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meeting or extraordinary general meeting. Enquiries about attending any annual general meeting or extraordinary general and procedures for proposing resolution at such meetings may also be made to the Company Secretary by the above means.

AMENDMENTS MADE TO ARTICLES OF ASSOCIATION OF THE COMPANY

In 2013, amendments to Articles of Association of the Company were made mainly to the approval procedure of profit distribution plan, the basic principle of profit distribution policy, the specific policy of profit distribution, the proportion of cash dividend, the address of the Company and the Board composition. Amendments to the Procedural Rules of the Shareholders' General Meeting, the Procedural Rules of the Board of Directors the Procedural Rules of the Supervisory Committee were made mainly to reflect the amendments to the Articles of Association, the Board Diversity Policy and certain detailed procedures for the general meeting and meetings of Board and Supervisory Committee. For details, please refer to the announcements of the Company dated 6 December 2012, 24 April 2013 and 7 November 2013.

SHAREHOLDERS' RIGHTS

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be posted on the websites of the Stock Exchange and the Company at "www.hkexnews.hk and "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79(3) of the Articles of Association. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company's board company secretary office or via email as set out in the above section headed "Communications with shareholders and investor relations".

CORPORATE SOCIAL RESPONSIBILITY

As a part of the society, the Company has kept to the promise it solemnly made at its inception – to consider the development of the Company along with the overall economic and social development of China and the social harmony. It strived for balance between social responsibility and commercial benefits in order to enhance both economic benefits and social benefits.

In 2013, the Company combined the concept of social responsibility with its corporate culture. In the process of brand building, the Company fosted a sense of the social responsibility and promptly announced its social responsibility goal and activity. The Company set an example to raise the awareness of social responsibility while actively expanding its market share.

In 2013, the Company placed efforts in the following seven aspects:

No.	Type	Activity
1	Management	Established a code of conduct for its suppliers and put major suppliers to questionnaire.
2	Safety	Held safety video conferences, safety technology seminars, safety inspections, flight crew qualification investigation and safety rectification to consolidate safety management infrastructure.
3	Market	Comprehensively enhanced service, continued enhance quality of flight and ground service and actively promoted service innovation.
4	Environment	Promoted the green flight idea and implemented energy saving measures to advocate green consumption and service.
5	Interest of staff	Improved its personnel grading and remuneration system and training system including training to technical staff such as those of maintenance and flight operations.
6	Social welfare	"Ten Cent Care Foundation" donated over RMB7.1 million for the whole year.
7	Community	Integrated into the community to achieve harmonious development.

In addition to putting the idea of social responsibility in practice, the Company closely communicated with social responsibility institutions and actively participated in social responsibility survey and research. Through these activities, it delivered to the public its social responsibility values to call for their participation.

Further details are provided in the 2013 Corporate Social Responsibility Report which has been published on the website of the Stock Exchange (www.hkexnews.hk).

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NEW YORK STOCK EXCHANGE'S LISTING STANDARDS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is required to comply with the applicable PRC laws and regulations, Hong Kong laws and regulations, and applicable U.S. federal securities laws and regulations. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE's listing standards.

Set out below is a summary of any significant ways in which the Company's corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

NYSE corporate governance rules	The Company's governance practices
Director Independence	
A listed company must have a majority of independent directors on its board of directors. No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	The Company has complied with the relevant Chinese corporate governance rules and the Listing Rules. The Company has also implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of INEDs every year.
Executive Sessions	
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

NYSE corporate governance rules	The Company's governance practices
Nominating/Corporate Governance Committee	
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The Company has established a Nomination Committee. As of December 31, 2013, the Nomination Committee consists of three members, Mr. Si Xian Min, Mr. Wei Jin Cai (INED) and Mr. Tan Jing Song (INED). Mr. Si Xian Min was appointed as the chairman of the Nomination Committee on December 26, 2013. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of directors and executives and give advice to the Board; identify qualified candidates for directors and executives; investigate and propose candidates for directors and managers and other senior management members to the Board.
The nominating/corporate governance committee must have a written charter that addresses the committee's purposes and responsibilities which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management, and evaluate the performance of the committee every year.	
Compensation Committee	
Listed companies must have a compensation committee composed entirely of independent directors.	The Company has established a Remuneration and Assessment Committee consisting of three members. As of December 31, 2013, the Remuneration and Assessment Committee is chaired by Mr. Ning Xiang Dong (INED) with Mr. Wang Quan Hua (NED) and Mr. Tan Jing Song (INED) as members.
The written charter of the compensation committee must state, at least, the following purposes and responsibilities:	

NYSE corporate governance rules	The Company's governance practices
(1) review and approve the corporate goals associated with CEO's compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO's compensation level;	The responsibilities are similar to those stipulated by the NYSE rules, but the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee. The responsibilities of the Remuneration and Assessment Committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company's "preliminary proposals on annual emoluments of the directors and senior management of the Group". The Remuneration and Assessment Committee is also responsible for assessing performance of executive Director.
(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;	
(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.	
The charter must also include the requirement for an annual performance evaluation of the compensation committee.	
Audit Committee	
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Exchange Act. It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.	The Board has established an Audit Committee that satisfies relevant domestic requirements and the Audit Committee has a written charter. As of December 31, 2013, the Audit Committee consists of three members, Mr. Ning Xiang Dong, Mr. Wei Jin Cai and Mr. Tan Jing Song, with Mr. Tan Jing Song being the Chairman of the Audit Committee.
The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company's compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company's internal audit function and independent auditors.	The responsibilities of the Audit Committee are similar to those stipulated by the NYSE rules, but according to the domestic practices, the Company is not required to make an annual performance evaluation of the Audit Committee and the Audit Committee is not required to prepare an audit report to be included in the Company's annual proxy statement.

NYSE corporate governance rules	The Company's governance practices
The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement as well as an annual performance evaluation of the audit committee.	
Shareholder Approval of Equity Compensation Plans	
Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.	The relevant regulations of China require the Board to propose plans and types of director compensation for the shareholders' meeting to approve. The compensation plan of executive officers is subject to approval by the Board and disclosed to the public upon the approval of the Board. The approval of director compensation and compensation plan of executive officers of the Company satisfies relevant domestic requirements.
Corporate Governance Guidelines	
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director compensation, director orientation continuing education, management succession and annual performance evaluation of the board of directors, etc.	China Securities Regulatory Commission has issued the Corporate Governance Rules, with which the Company has complied.
Certification Requirements	
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any material non-compliance with any applicable provisions of Section 303A.	There are no similar requirements under the domestic corporate governance rules in China.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.	

Independent Auditor's Report

To the shareholders of China Southern Airlines Company Limited

(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 78 to 185, which comprise the consolidated and company balance sheets as at 31 December 2013, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2013, and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 March 2014

Consolidated Income Statement

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2013 RMB million**	2012 RMB million
Operating revenue			
Traffic revenue	5	**94,684**	96,100
Other operating revenue	7	**3,863**	3,414
Total operating revenue		**98,547**	99,514
Operating expenses			
Flight operation expenses	8	**54,010**	54,690
Maintenance	9	**7,805**	7,971
Aircraft and traffic servicing expenses	10	**15,091**	14,072
Promotion and selling expenses	11	**7,754**	7,134
General and administrative expenses	12	**2,470**	2,425
Depreciation and amortisation	13	**9,347**	8,264
Impairment on property, plant and equipment	22	**536**	–
Others		**1,267**	1,321
Total operating expenses		**98,280**	95,877
Other net income	15	**1,243**	1,462
Operating profit		**1,510**	5,099
Interest income		**307**	235
Interest expense	16	**(1,651)**	(1,376)
Share of associates' results	26	**294**	317
Share of joint ventures' results	27	**96**	121
Exchange gain, net	36(e)	**2,903**	267
Other non-operating income	17	**25**	75
Profit before income tax		**3,484**	4,738
Income tax	19	**(734)**	(954)
Profit for the year		**2,750**	3,784

Consolidated Income Statement (Continued)

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2013 RMB million	2012 RMB million
Profit attributable to:			
Equity shareholders of the Company	20	**1,986**	2,619
Non-controlling interests		**764**	1,165
Profit for the year		**2,750**	3,784
Earnings per share attributable to equity shareholders of the Company			
Basic and diluted	21	**RMB0.20**	RMB0.27

	Note	2013 RMB million	2012 RMB million
Dividends approved in respect of previous year	47	**491**	1,964

The notes on pages 88 to 185 form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2013 RMB million**	2012 RMB million
Profit for the year		**2,750**	3,784
Other comprehensive income for the year:			
Items that may be reclassified subsequently to profit or loss			
– Fair value movement of available-for-sale financial assets	29	**(8)**	5
– Share of other comprehensive loss of an associate		**(3)**	–
– Deferred tax relating to above items	30	**2**	(1)
Total comprehensive income for the year		**2,741**	3,788
Total comprehensive income attributable to:			
Equity shareholders of the Company		**1,981**	2,622
Non-controlling interests		**760**	1,166
Total comprehensive income for the year		**2,741**	3,788

The notes on pages 88 to 185 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2013 RMB million	31 December 2012 RMB million
Non-current assets			
Property, plant and equipment, net	22	119,777	100,040
Construction in progress	23	17,459	18,689
Lease prepayments	24	2,267	2,198
Interest in associates	26	1,305	1,033
Interest in joint ventures	27	1,197	1,103
Other investments in equity securities	28	162	160
Aircraft operating lease deposits		566	672
Available-for-sale financial assets	29	61	69
Deferred tax assets	30	1,251	1,223
Other assets	31	589	480
		144,634	125,667
Current assets			
Inventories	32	1,647	1,708
Trade receivables	33	2,173	1,853
Other receivables	34	3,431	2,139
Cash and cash equivalents	35	11,748	10,082
Restricted bank deposits		440	–
Prepaid expenses and other current assets		803	758
Amounts due from related companies	40	331	247
		20,573	16,787
Current liabilities			
Borrowings	36	20,242	21,899
Current portion of obligations under finance leases	37	3,636	2,494
Trade payables	38	1,407	1,825
Sales in advance of carriage		5,815	4,854
Deferred revenue	39	1,244	1,201
Current income tax		495	346
Amounts due to related companies	40	457	308
Accrued expenses	41	11,898	11,800
Other liabilities	42	4,019	4,004
		49,213	48,731
Net current liabilities	2(a(i))	(28,640)	(31,944)
Total assets less current liabilities		115,994	93,723

Consolidated Balance Sheet (Continued)

At 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2013 RMB million	31 December 2012 RMB million
Non-current liabilities			
Borrowings	36	**37,246**	30,196
Obligations under finance leases	37	**31,373**	19,371
Deferred revenue	39	**2,069**	1,649
Provision for major overhauls	43	**1,076**	902
Provision for early retirement benefits	44	**41**	66
Deferred benefits and gains	45	**858**	1,011
Deferred tax liabilities	30	**880**	794
		73,543	53,989
NET ASSETS		**42,451**	39,734
CAPITAL AND RESERVES			
Share capital	46	**9,818**	9,818
Reserves	47	**24,511**	23,021
Total equity attributable to equity shareholders of the Company		**34,329**	32,839
Non-controlling interests		**8,122**	6,895
TOTAL EQUITY		**42,451**	39,734

Approved and authorised for issue by the board of directors on 28 March 2014.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 88 to 185 form part of these financial statements.

Balance Sheet

At 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**31 December 2013 RMB million**	31 December 2012 RMB million
Non-current assets			
Property, plant and equipment, net	22	**100,399**	82,016
Construction in progress	23	**12,315**	14,809
Lease prepayments	24	**1,347**	1,384
Investments in subsidiaries	25	**3,036**	2,191
Interest in associates	26	**437**	347
Interest in joint ventures	27	**483**	483
Other investments in equity securities	28	**100**	100
Aircraft operating lease deposits		**484**	585
Available-for-sale financial assets	29	**25**	22
Deferred tax assets	30	**1,221**	1,181
Other assets	31	**488**	404
		120,335	103,522
Current assets			
Inventories	32	**1,251**	1,320
Trade receivables	33	**1,800**	1,549
Other receivables	34	**2,231**	1,167
Cash and cash equivalents	35	**5,467**	5,367
Restricted bank deposits		**87**	–
Prepaid expenses and other current assets		**518**	541
Amounts due from related companies	40	**449**	300
		11,803	10,244
Current liabilities			
Borrowings	36	**16,547**	18,835
Current portion of obligations under finance leases	37	**3,558**	2,446
Trade payables	38	**486**	1,026
Sales in advance of carriage		**5,153**	4,381
Deferred revenue	39	**1,154**	1,121
Current income tax		**480**	230
Amounts due to subsidiaries and other related companies	40	**2,256**	2,089
Accrued expenses	41	**10,057**	9,402
Other liabilities	42	**3,004**	3,347
		42,695	42,877
Net current liabilities		**(30,892)**	(32,633)
Total assets less current liabilities		**89,443**	70,889

Balance Sheet (Continued)

At 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2013 RMB million	31 December 2012 RMB million
Non-current liabilities			
Borrowings	36	**29,093**	23,152
Obligations under finance leases	37	**30,482**	18,610
Deferred revenue	39	**1,860**	1,466
Provision for major overhauls	43	**689**	581
Provision for early retirement benefits	44	**39**	64
Deferred benefits and gains	45	**808**	998
		62,971	44,871
NET ASSETS		**26,472**	26,018
CAPITAL AND RESERVES			
Share capital	46	**9,818**	9,818
Reserves	47	**16,654**	16,200
TOTAL EQUITY		**26,472**	26,018

Approved and authorised for issue by the board of directors on 28 March 2014.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 88 to 185 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserve RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777
Changes in equity for 2012:								
Profit for the year	–	–	–	–	2,619	2,619	1,165	3,784
Other comprehensive income	–	–	3	–	–	3	1	4
Total comprehensive income	–	–	3	–	2,619	2,622	1,166	3,788
Appropriations to reserves	–	–	–	132	(132)	–	–	–
Dividends relating to 2011 (Note 47)	–	–	–	–	(1,964)	(1,964)	–	(1,964)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	(6)	(6)	(11)	(17)
Capital injection from the non-controlling shareholder of a subsidiary	–	–	–	–	–	–	140	140
Government contributions (Note 47(c))	–	–	–	10	–	10	10	20
Distributions to non-controlling interests	–	–	–	–	–	–	(12)	(12)
Share of an associate's reserves movement	–	–	–	2	–	2	–	2
Balance at 31 December 2012 and 1 January 2013	**9,818**	**14,131**	**24**	**1,226**	**7,640**	**32,839**	**6,895**	**39,734**
Changes in equity for 2013:								
Profit for the year	**-**	**-**	**-**	**-**	**1,986**	**1986**	**764**	**2,750**
Other comprehensive income	**-**	**-**	**(2)**	**(3)**	**-**	**(5)**	**(4)**	**(9)**
Total comprehensive income	**-**	**-**	**(2)**	**(3)**	**1,986**	**1,981**	**760**	**2,741**
Appropriations to reserves	**-**	**-**	**-**	**113**	**(113)**	**-**	**-**	**-**
Dividends relating to 2012 (Note 47)	**-**	**-**	**-**	**-**	**(491)**	**(491)**	**-**	**(491)**
Acquisition of non-controlling interests in a subsidiary	**-**	**-**	**-**	**-**	**-**	**-**	**(6)**	**(6)**
Capital injection from the non-controlling shareholder of a subsidiary (Note (25 (a) (i)&(v)))	**-**	**-**	**-**	**-**	**-**	**-**	**560**	**560**
Distributions to non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**(87)**	**(87)**
Balance at 31 December 2013	**9,818**	**14,131**	**22**	**1,336**	**9,022**	**34,329**	**8,122**	**42,451**

The notes on pages 88 to 185 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2013 RMB million	2012 RMB million
Operating activities			
Cash generated from operating activities	35(b)	**11,546**	14,475
Interest received		**220**	224
Interest paid		**(1,538)**	(1,758)
Income tax paid		**(525)**	(1,237)
Net cash generated from operating activities		**9,703**	11,704
Investing activities			
Proceeds from disposal of property, plant and equipment and lease prepayments		**205**	522
Dividends received from associates		**33**	77
Dividends received from a joint venture		**5**	–
Dividends received from other investments in equity securities and available-for-sale financial assets	28 & 29	**14**	12
Loans repaid by an associate		**–**	2
Payment for wealth management products and term deposits		**(8,402)**	(1,100)
Proceed from maturity of wealth management products		**8,481**	4,100
Interest received on wealth management products		**25**	53
Additions of property, plant and equipment, lease prepayments and other assets		**(12,308)**	(15,733)
Capital injection into associates and other investment		**(72)**	–
Refund of aircraft lease deposits		**142**	10
Payment for aircraft lease deposits		**(51)**	(101)
Proceeds from disposal of a subsidiary		**–**	5
Placement of pledged bank deposits		**(277)**	–
Net cash used in investing activities		**(12,205)**	(12,153)

Consolidated Cash Flow Statement (Continued)

For the year ended 31 December 2013
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2013 RMB million	2012 RMB million
Financing activities			
Dividends paid to equity shareholders of the Company	47(b)	**(491)**	(1,964)
Proceeds from borrowings		**38,324**	31,940
Proceeds from ultra-short-term financing bills		**500**	–
Repayment of borrowings		**(31,243)**	(27,533)
Repayment of principal under finance lease obligations		**(2,895)**	(1,978)
Repayment of ultra-short-term financing bills		**(500)**	–
Government contribution		**–**	20
Capital injection from the non-controlling interests of subsidiaries		**560**	140
Dividends paid to non-controlling interests		**(87)**	(12)
Payment for purchase of non-controlling interest		**–**	(17)
Withdrawal of pledged bank deposits		**–**	72
Net cash generated from financing activities		**4,168**	668
Net increase in cash and cash equivalents		**1,666**	219
Cash and cash equivalents at 1 January		**10,082**	9,863
Cash and cash equivalents at 31 December		**11,748**	10,082

The notes on pages 88 to 185 form part of these financial statements.

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock company limited by shares, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The address of the Company's registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company ("CSAHC"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

These consolidated financial statements were approved for issue by the Company's Board on 28 March 2014.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis except that available-for-sale equity securities are stated at their fair value as explained in the accounting policies set out in Note 2(e).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and relevant assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and relevant assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (continued)

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements for the year ended 31 December 2013 comprise the Company and its subsidiaries and the Group's interest in associates and joint ventures.

(i) Going concern

As at 31 December 2013, the Group's current liabilities exceeded its current assets by RMB28,640 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group's current working capital deficit and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements.

As at 31 December 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB166.3 billion (2012: RMB173.2 billion), of which approximately RMB120.9 billion (2012: RMB112.8 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Directors believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

(ii) New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group's operation and mandatory for the first time for the financial year beginning 1 January 2013:

- Amendment to IFRS 7 'Financial instruments: Disclosures' on asset and liability offsetting. The amendments require new disclosure requirements which focus on quantitative information about recognised financial instruments that are offset in the balance sheet, as well as those recognised financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset. These amendments have had no material impact on the Group.

- IFRS 10 "Consolidated financial statements". The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. It also sets out the accounting requirements for the preparation of consolidated financial statements. The management has evaluated the impact of IFRS 10, and there is no impact on the Group.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (Continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group (continued)

- IFRS 11, "Joint arrangements". IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and therefore accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and therefore equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The management has evaluated the impact of IFRS 11, and there is no impact on the Group.

- IAS 28 (Revised 2011) "Associates and joint ventures". The amendment includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Group continued follow the equity accounting for joint ventures and associates in 2013.

- IFRS 12 "Disclosure of interests in other entities". The amendment includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. The management has evaluated the impact of IFRS 12 and made the disclosure accordingly where applicable.

- IFRS 13 "Fair value measurement". IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles ("US GAAP"), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Group has made the disclosures accordingly where applicable.

- IAS 1(Amendment) "Financial statements presentation" regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in "other comprehensive income" (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The Group has presented the required disclosure in the consolidated statement of comprehensive income.

- IAS 27 (revised 2011) "Separate financial statements". The control provisions of IAS 27 have been included in the new IFRS 10. The amendment includes only other provisions on separate financial statements. This revision has no impact on the Group.

(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(a) Basis of preparation (continued)

(ii) New and amended standards adopted by the Group (continued)

- Annual improvements 2011, these annual improvements, address six issues in the 2009-2011 reporting cycle. It includes changes to:

  – IFRS 1, 'First time adoption'
  – IAS 1, 'Financial statement presentation'
  – IAS 16, 'Property plant and equipment'
  – IAS 32, 'Financial instruments; Presentation'
  – IAS 34, 'Interim financial reporting'

  The improvements has no material impact on the Group.

(iii) New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2013 but not currently relevant to the Group

Amendment to IFRS 1	'First time adoption', on government loans
Amendment to IFRSs 10, 11 and 12	'Transition guidance'
Amendment to IAS 19,	'Employee benefits'

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2013 and which are relevant for the Group's operations

- IFRS 9"Financial Instruments" IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The management is in the process of evaluating the impact of IFRS 9 on the Group and will apply the standard from 1 January 2014.

- Amendment to IAS 32, "Financial instruments: Presentation", on asset and liability offsetting. These amendments are to the application guidance in IAS 32 "Financial instruments: Presentation", and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The management is in the process of evaluating the impact of IAS 32 on the Group and will apply the standard from 1 January 2014.

- Amendment to IAS 36, "Impairment of assets" on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The management is in the process of evaluating the impact of IAS 36 on the Group and will apply the standard from 1 January 2014.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(a) Basis of preparation (continued)

(iv) New standards, amendments and interpretations to existing standards have been issued but not yet effective for the financial year beginning 1 January 2013 and which are relevant for the Group's operations (continued)

- IFRIC 21, "Levies". This is an interpretation of IAS 37, 'Provisions, contingent liabilities and contingent assets'. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The management is in the process of evaluating the impact of IFRIC 21 on the Group and will apply the standard from 1 January 2014.

(b) Subsidiaries and non-controlling interests

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the group's accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with (Notes 2(n)) or (Note 2(o)) depending on the nature of the liability.

2 Significant accounting policies (continued)

(b) Subsidiaries and non-controlling interests (continued)

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(e)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(c)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(k)).

The group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(c) Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and 2(k)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company's balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(k)).

2 Significant accounting policies (continued)

(d) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(k)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in the consolidated income statement in accordance with the policy set out in Note (2(w)(iv)). When these investments are derecognised or impaired (Note 2(k)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. These securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the consolidated balance sheet at cost less impairment losses (Note 2(k)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 Significant accounting policies (continued)

(f) Investment properties

Investment properties are buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(k)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(w)(iii).

(g) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(k)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(z)).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

2 Significant accounting policies (continued)

(g) Property, plant and equipment (continued)

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, depreciation of other property, plant and equipment is calculated to write off the cost of items less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Construction in progress

Construction in progress represents aircraft prepayment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(k)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

2 Significant accounting policies (continued)

(i) Leased assets (continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in (Note 2(g)). Impairment losses are accounted for in accordance with the accounting policy as set out in (Note 2(k)). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(j) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over beneficial period.

Deferred expenditure is stated at cost less impairment losses (Note 2(k)).

2 Significant accounting policies (continued)

(k) Impairment of assets

(i) *Impairment of investments in equity securities and receivables*

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;
– a breach of contract, such as a default or delinquency in interest or principal payments;
– it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
– significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
– a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

– For investments in subsidiaries, associates and joint ventures (including those recognised using the equity method (Note 2(c)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with (Note 2(k(ii))). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with (Note 2(k(ii)).

– For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

– For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(i) Impairment of investments in equity securities and other receivables (continued)

– For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

  Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Property, plant and equipment;
– Investment properties;
– Construction in progress;
– Lease deposits;
– Lease prepayments;
– Other assets; and
– Goodwill.

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(k) Impairment of assets (continued)

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(k)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(l) Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(k)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(n) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

2 Significant accounting policies (continued)

(o) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(q(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q) Financial guarantees issued, provisions and contingent liabilities

(i) *Financial guarantees issued*

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables.

The amount of the guarantee initially recognised as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with (Note 2(q)(ii)) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) *Provision and contingent liabilities*

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(r) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

(s) Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(u) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(v) Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

2 Significant accounting policies (continued)

(v) Income tax (continued)

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Significant accounting policies (continued)

(w) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) *Passenger, cargo and mail revenues*
Passenger revenue is recognised at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airline-related business are recognised when services are rendered.

Revenue is stated net of sales tax.

(ii) *Frequent flyer revenue*
The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

Amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Amount received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

(iii) *Operating rental income*
Receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

2 Significant accounting policies (continued)

(w) Revenue recognition (continued)

(iv) *Dividends*

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Government grants are recognised in consolidated balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(x) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated balance sheet as prepaid expense.

(y) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(z) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(aa) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement schemes
Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits
Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii) Share-based payment
The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(ab) Translation of foreign currencies

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Renminbi, which is the company's functional and the group's presentation currency.

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognised in income statement.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

2 Significant accounting policies (continued)

(ab) Translation of foreign currencies (continued)

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(ac) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2 Significant accounting policies (continued)

(ad) Segmental information

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting judgements and estimates

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in (Note 44) and (Note 4(g)) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment of account receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

3 Accounting judgements and estimates (continued)

(b) Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(c) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d) Provision for major overhauls

Provision for the cost of major overhauls to fulfil certain return condition for airframes and engines under operating leases is accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycle and overhaul cost, which are based on the historical experience of actual cost incurred for overhauls of airframes and engines of the same or similar types. Different estimates could significantly affect the estimated provision and the results of operations.

(e) Frequent flyer revenue

The amount of revenue attributable to the mileages earned by the members of the Group's frequent flyer award programmes is estimated based on the fair value of the mileages awarded and the expected redemption rate. The fair value of the mileages awarded is estimated by reference to external sales. The expected redemption rate was estimated based on historical experience, anticipated redemption pattern and the frequent flyer programme design.

(f) Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's overall risk management programme focuses on the unpredictability of financial market seeks to minimize the adverse effects on the Group's financial performance. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2013, the Group's current liabilities exceeded its current assets by RMB28,640 million. For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million, which in total resulted in a net increase in cash and cash equivalents of RMB1,666 million.

The Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB166,270 million (2012: RMB173,162 million), of which approximately RMB120,904 million (2012: RMB112,793 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ended 31 December 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2013, the contractual maturities at the end of financial years of the Group's borrowings and obligations under finance leases are disclosed in Notes 36, 37 respectively.

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (continued)

(b) Interest rate risk

The interest rates and maturity information of the Group's borrowings and obligations under finance leases are disclosed in Notes 36 and Note 37, respectively.

At 31 December 2013, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB443 million (2012: RMB307 million). Other components of consolidated equity would not be affected (2012: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2012.

(c) Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 37), borrowings (Note 36) and operating lease commitments (Note 48(b)) are denominated in foreign currencies, principally US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

Since 21 July 2005, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against Renminbi.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (continued)

(c) Foreign currency risk (continued)

The following table indicates the instantaneous change in Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

	2013		2012	
	Appreciation/ (depreciation) of Renminbi against foreign currency	**Increase/ (decrease) on profit after tax and retained profits RMB million**	Appreciation/ (depreciation) of Renminbi against foreign currency	Increase/ (decrease) on profit after tax and retained profits RMB million
United States Dollars	**2%**	**1,308**	2%	1,033
	(2%)	**(1,308)**	(2%)	(1,033)
Singapore Dollars	**2%**	**7**	2%	8
	(2%)	**(7)**	(2%)	(8)
Japanese Yen	**10%**	**177**	10%	125
	(10%)	**(177)**	(10%)	(125)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and lease obligations held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2012.

(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (continued)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2013, the balance due from BSP agents amounted to RMB1,046 million (2012: RMB887 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in (Note 33).

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2012: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,554 million (2012: RMB3,740 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group's approach to capital management during 2013 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio is 246% at 31 December 2013 (2012: 218%).

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

4 Financial risk management and fair values (continued)

(g) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

– Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

– Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

– Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The following table presents the group's financial assets that are measured at fair value at 31 December 2013.

	The Group				The Company			
2013	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets								
Available-for-sale equity securities:								
– Listed	61	–	–	61	25	–	–	25
2012								
Assets								
Available-for-sale equity securities:								
– Listed	69	–	–	69	22	–	–	22

During the years ended 31 December 2013 and 2012, there were no significant transfers between instruments in Level 1 and Level 2.

4 Financial risk management and fair values (continued)

(g) Fair value (continued)

(i) Financial instruments carried at fair value (continued)

(a) Financial instruments in level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date without any deduction for transaction costs. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise primarily A share equity investments classified as trading securities or available-for-sale.

(b) Other investments in equity securities represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(c) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(d) All other financial instruments, including trade and other receivables, trade and other payables, are carried at amounts not materially different from their fair values as at 31 December 2013 and 31 December 2012.

5 Traffic revenue

	2013 **RMB million**	2012 RMB million
Passenger	**88,271**	89,544
Cargo and mail	**6,413**	6,556
	94,684	96,100

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

5 Traffic revenue (continued)

Before 1 November 2012, pursuant to the sales tax rules and regulations, the Group was required to pay sales tax (mainly business tax) to national and local tax authorities at a rate of approximately 3% of the traffic revenues in respect of domestic flights. Pursuant to the "Notice of exemption of sales tax on international traffic revenue" issued jointly by the PRC Ministry of Finance ("MoF") and the State Administration of Taxation ("SAT") in 2010, the Group is exempted from sales tax on traffic revenues from international, including Hong Kong, Macau and Taiwan, from 1 January 2010.

Pursuant to Cai Shui [2012] No. 71 jointly issued by the MoF and the SAT on 31 July 2012, the pilot program regarding the transition from business tax to Value Added Tax ("VAT") was launched in certain provinces since 1 November 2012, which is applicable to the Company and certain subsidiaries. Pursuant to Cai Shui [2013] No.37 joint issued by the MoF and the SAT on 27 May 2013, the pilot program was extended to all the provinces in China since 1 August 2013. Under the pilot program, all traffic revenues and the other revenues, including ground service income, cargo handling income and others that fall into the scope of the pilot program are subjected to VAT levied at applicable tax rates of 17%, 11% or 6%; while the other revenues continue to be subject to business tax at applicable tax rates. The VAT input, generated from purchase of aircraft fuel, aircraft and transportation servicing, property, plant and equipment, and certain business tax paid by the branches and subsidiaries outside of the aforementioned Cai Shui [2012] No.71 can be used to deduct the VAT payable relating to taxable revenues.

Sales tax incurred by the Group for the year ended 31 December 2013, which were net off against revenue, amounted to RMB267 million (2012: RMB2,464 million).

6 Segmental information

(a) Business segments

The Group's network passenger and cargo transportation are managed as a single business unit. The Group's chief operating decision maker ("CODM"), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline transportation operations".

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as "other segments".

Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note 6(c).

6 Segmental information (continued)

(a) Business segments (continued)

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results for the year ended 31 December 2013 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	97,659	471	–	–	98,130
Inter-segment sales	–	1,147	(1,147)	–	–
Reportable segment revenue	97,659	1,618	(1,147)	–	98,130
Reportable segment profit before taxation	2,796	123	–	431	3,350
Reportable segment profit after taxation	2,118	100	–	431	2,649
Other segment information					
Income tax	678	23	–	–	701
Interest income	300	7	–	–	307
Interest expense	1,611	40	–	–	1,651
Depreciation and amortisation	9,425	80	–	–	9,505
Impairment loss	567	1	–	–	568
Share of associates' results	–	–	–	296	296
Share of joint ventures' results	–	–	–	96	96
Non-current assets additions during the year	28,780	82	–	–	28,862

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

6 Segmental information (continued)

(a) Business segments (continued)

The segment results for the year ended 31 December 2012 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	101,007	476	–	–	101,483
Inter-segment sales	–	1,159	(1,159)	–	–
Reportable segment revenue	101,007	1,635	(1,159)	–	101,483
Reportable segment profit before taxation	4,120	102	–	526	4,748
Reportable segment Profit after taxation	3,179	90	–	526	3,795
Other segment information					
Income tax	941	12	–	–	953
Interest income	230	5	–	–	235
Interest expense	1,329	47	–	–	1,376
Depreciation and amortisation	8,204	80	–	–	8,284
Impairment loss	(7)	1	–	–	(6)
Share of associates' results	–	–	–	318	318
Share of joint ventures' results	–	–	–	121	121
Non-current assets additions during the year	24,316	57	–	–	24,373

6 Segmental information (continued)

(a) Business segments (continued)

The segment assets and liabilities as at 31 December 2013 and 31 December 2012 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2013					
Reportable segment assets	**160,759**	**2,304**	**(658)**	**2,740**	**165,145**
Reportable segment liabilities	**122,320**	**1,271**	**(658)**	**–**	**122,933**
As at 31 December 2012					
Reportable segment assets	138,023	1,905	(313)	2,879	142,494
Reportable segment liabilities	102,011	1,200	(313)	–	102,898

* Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets, investment on wealth management products and other investments. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of a subsidiary, the interest income on wealth management products and dividend income from other investments.

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan")) is classified as domestic operations. Traffic revenues from inbound and outbound services between overseas markets excluding Hong Kong, Macau and Taiwan is classified as international operations.

(2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2013 RMB million	2012 RMB million
Domestic	**76,828**	81,322
International	**19,053**	17,821
Hong Kong, Macau and Taiwan	**2,249**	2,340
	98,130	101,483

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

6 Segmental information (continued)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis. (continued)

The major revenue earning assets of the Group are its aircraft fleet which is registered in the People's Republic of China ("PRC") and is deployed across its worldwide route network. Majority of the Group's other assets are also located in the PRC. The CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement

	Note	2013 RMB million	2012 RMB million
Revenues			
Reportable segment revenues		**98,130**	101,483
Reclassification of expired sales in advance of carriage	(i)	**684**	495
Reclassification of sales tax	(ii)	**(267)**	(2,464)
Consolidated revenues		**98,547**	99,514

	Note	2013 RMB million	2012 RMB million
Profit before income tax			
Reportable segment profit before taxation		**3,350**	4,748
Losses on housing benefits		**–**	(14)
Capitalisation of exchange difference of specific loans	(iii)	**133**	3
Government grants	(iv)	**3**	2
Others		**(2)**	(1)
Consolidated profit before income tax		**3,484**	4,738

6 Segmental information (continued)

(c) Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement (continued)

	Note	**2013 RMB million**	2012 RMB million
Assets			
Reportable segment assets		**165,145**	142,494
Capitalisation of exchange difference of specific loans	(iii)	**351**	218
Government grants	(iv)	**(210)**	(225)
Others		**(79)**	(33)
Consolidated total assets		**165,207**	142,454

	Note	**2013 RMB million**	2012 RMB million
Liabilities			
Reportable segment liabilities		**122,933**	102,898
Government grants	(iv)	**(178)**	(190)
Others		**1**	12
Consolidated total liabilities		**122,756**	102,720

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue.

(ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

7 Other operating revenue

	2013 RMB million	2012 RMB million
Commission income	1,040	757
Expired sales in advance of carriage	684	495
Hotel and tour operation income	565	647
General aviation income	484	445
Ground services income	349	350
Air catering income	226	176
Cargo handling income	176	109
Rental income	137	125
Others	202	310
	3,863	3,414

8 Flight operation expenses

	2013 RMB million	2012 RMB million
Jet fuel costs	35,538	37,401
Flight personnel payroll and welfare	5,799	5,051
Aircraft operating lease charges	4,767	4,897
Air catering expenses	2,295	2,352
Civil Aviation Development Fund	2,036	1,868
Training expenses	784	660
Aircraft insurance	194	203
Others	2,597	2,258
	54,010	54,690

9 Maintenance expenses

	2013 RMB million	2012 RMB million
Aviation repair and maintenance charges	5,334	5,633
Staff payroll and welfare	1,712	1,584
Maintenance materials	759	754
	7,805	7,971

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

10 Aircraft and traffic servicing expenses

	2013 RMB million	2012 RMB million
Landing and navigation fees	9,510	8,984
Ground service and other charges	5,581	5,088
	15,091	14,072

11 Promotion and selling expenses

	2013 RMB million	2012 RMB million
Sales commissions	4,356	3,865
Ticket office expenses	2,303	2,183
Computer reservation services	526	458
Advertising and promotion	118	260
Others	451	368
	7,754	7,134

12 General and administrative expenses

	2013 RMB million	2012 RMB million
General corporate expenses	2,334	2,327
Auditors' remuneration	16	14
Other taxes and levies	120	84
	2,470	2,425

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

13 Depreciation and amortisation

	2013 **RMB million**	2012 RMB million
Depreciation		
– Owned assets	**6,861**	6,328
– Assets acquired under finance leases	**2,477**	1,874
Amortisation of deferred benefits and gains	**(146)**	(74)
Other amortisation	**155**	136
	9,347	8,264

14 Staff costs

	2013 **RMB million**	2012 RMB million
Salaries, wages and welfare	**13,113**	11,953
Retirement scheme contributions	**1,324**	939
Early retirement benefits (Note 44)	**12**	20
	14,449	12,912

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Note 8 to Note 12 above.

Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 50(c).

15 Other net income

	2013 **RMB million**	2012 RMB million
Government grants (Note)	**1,155**	1,243
(Loss)/gain on disposal of property, plant and equipment, net and lease prepayments		
– Aircraft and spare engines	**(8)**	9
– Other property, plant and equipment	**(70)**	7
Others	**166**	203
	1,243	1,462

15 Other net income (continued)

Note:

Government subsidies mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the year ended 31 December 2013.

16 Interest expense

	2013	2012
	RMB million	RMB million
Interest on borrowings	**1,275**	1,289
Interest relating to obligations under finance leases	**692**	468
Interest relating to provision for early retirement benefits (Note 44)	**5**	8
Less: interest expense capitalised (Note)	**(321)**	(389)
	1,651	1,376

Note:

The interest rates used for interest capitalisation ranged from 2.06% to 2.81% per annum in 2013 (2012: 2.25% to 3.23%).

17 Other non-operating income

	2013	2012
	RMB million	RMB million
Interest income on wealth management products	**25**	21
Gain on disposal of a subsidiary	**–**	54
	25	75

Notes to the Financial Statements

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

18 Remuneration of directors, supervisors and senior management

(a) Directors' and supervisors' remuneration

Details of directors' and supervisors' remuneration for the year ended 31 December 2013 are set out below:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Non-executive directors				
Si Xian Min (Note (i))	–	–	–	–
Wang Quan Hua (Note (i)	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–
Yang Li Hua (Note (i) & (ii))	–	–	–	–
Executive directors				
Tan Wan Geng (Note (i))	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–
Xu Jie Bo	–	636	121	757
Li Shao Bin (Note (ii))	–	639	120	759
Supervisors				
Pan Fu (Note (i))	–	–	–	–
Li Jia Shi	–	636	120	756
Zhang Wei (Note (i))	–	–	–	–
Yang Yi Hua	–	291	122	413
Liang Zhong Gao (Note (iii))	–	300	122	422
Wu De Ming (Note (iv))	–	–	–	–
Independent non-executive directors				
Gong Hua Zhang (Note (iii))	150	–	–	150
Wei Jin Cai	150	–	–	150
Ning Xiang Dong	150	–	–	150
Liu Chang Le	150	–	–	150
Tan Jin song (Note(iv))	–	–	–	–
	600	2,502	605	3,707

18 Remuneration of directors, supervisors and senior management (continued)

(a) Directors' and supervisors' remuneration (continued)

Details of directors' and supervisors' remuneration for the year ended 31 December 2012 are set out below:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Non-executive directors				
Si Xian Min (Note (i))	–	–	–	–
Wang Quan Hua (Note (i))	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–
Executive directors				
Tan Wan Geng (Note (i))	–	–	–	–
Zhang Zi Fang	–	743	70	813
Xu Jie Bo	–	710	70	780
Chen Zhen You (Note (v))	–	576	44	620
Supervisors				
Pan Fu (Note (i))	–	–	–	–
Li Jia Shi	–	710	69	779
Zhang Wei (Note (i))	–	–	–	–
Yang Yi Hua	–	346	68	414
Liang Zhong Gao (Note (iii))	–	352	69	421
Independent non-executive directors				
Gong Hua Zhang (Note (iii))	150	–	–	150
Wei Jin Cai	150	–	–	150
Ning Xiang Dong	150	–	–	150
Liu Chang Le	150	–	–	150
	600	3,437	390	4,427

In addition to the above, certain directors have been granted SARs in respect of their services to the Group, further details of which are set out in Note 50(c).

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

18 Remuneration of directors, supervisors and senior management (continued)

(a) Directors' and supervisors' remuneration (continued)

Notes:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) Appointed on 24 January 2013

(iii) Resigned on 26 December 2013.

(iv) Appointed on 26 December 2013.

(v) Resigned on 6 December 2012.

(b) Individuals with highest emoluments

None of the directors (2012: none), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2013. The aggregate emoluments in respect of the five (2012: five) individuals during the year are as follows:

	2013 **RMB'000**	2012 RMB'000
Salaries, wages and welfare	**6,268**	6,166
Retirement scheme contributions	**595**	338
	6,863	6,504

The emoluments of the five (2012: five) individuals with the highest emoluments are within the following bands:

	2013 **Number of** **individuals**	2012 Number of individuals
HK$1,000,000 to HK$1,500,000 (RMB 786,200 to RMB 1,179,300 equivalent)	**–**	–
HK$1,500,000 to HK$2,000,000 (RMB 1,179,300 to RMB 1,572,400 equivalent)	**5**	5

19 Income tax

(a) Income tax expense in the consolidated income statement

	2013 **RMB million**	2012 RMB million
PRC income tax		
– Provision for the year	**705**	774
– Over-provision in prior year	**(31)**	(61)
	674	713
Deferred tax (Note 30)		
Origination and reversal of temporary differences	**60**	241
Tax expense	**734**	954

In respect of majority of the Group's airline operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2012: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

19 Income tax (continued)

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2013 RMB million	2012 RMB million
Profit before taxation	**3,484**	4,738
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	**863**	1,157
Adjustments for tax effect of:		
Non-deductible expenses	**19**	26
Non-taxable income	**–**	(9)
Share of results of associates and joint ventures	**(108)**	(110)
Unused tax losses and deductible temporary differences not recognised	**32**	3
Utilisation of unused tax losses and deductible temporary differences not recognised in prior years	**(41)**	(29)
Over-provision in prior year	**(31)**	(61)
Tax rates differential	**–**	(23)
Tax expense	**734**	954

Note:

The headquarters of the Company and its branches are taxed at rate at 25% (2012: 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2012: 15% to 25%).

20 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2013 includes a profit of RMB945 million (2012: RMB902 million) which has been dealt with in the financial statements of the Company.

21 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2013 is based on the profit attributable to equity shareholders of the Company of RMB1,986 million (2012: RMB2,619 million) and the weighted average of 9,817,567,000 shares in issue during the year (2012: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended 31 December 2013 and 2012.

22 Property, plant and equipment, net

(a) The Group

	Investment properties	Buildings	Aircraft: Owned	Aircraft: Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:							
At 1 January 2012	611	8,031	75,522	29,932	15,090	4,636	133,822
Additions	–	72	2,676	4,106	1,311	488	8,653
Transfer from construction in progress (Note 23)	–	610	5,526	5,525	476	102	12,239
Transfer to investment properties upon lease out	56	(56)	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	764	(764)	–	–	–
Disposals	–	(58)	(1,477)	(132)	(307)	(150)	(2,124)
At 31 December 2012	667	8,599	83,011	38,667	16,570	5,076	152,590
At 1 January 2013	**667**	**8,599**	**83,011**	**38,667**	**16,570**	**5,076**	**152,590**
Additions	**17**	**41**	**2,772**	**10,935**	**1,120**	**507**	**15,392**
Transfer from construction in progress (Note 23)	**–**	**68**	**4,707**	**9,363**	**353**	**11**	**14,502**
Transfer to buildings upon cease of lease intention	**(72)**	**72**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**69**	**(69)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options	**–**	**–**	**327**	**(327)**	**–**	**–**	**–**
Disposals	**–**	**(39)**	**(1,953)**	**(320)**	**(566)**	**(248)**	**(3,126)**
At 31 December 2013	**681**	**8,672**	**88,864**	**58,318**	**17,477**	**5,346**	**179,358**

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

22 Property, plant and equipment, net (continued)

(a) The Group (continued)

	Investment properties	Buildings	Aircraft: Owned	Aircraft: Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2012	157	2,148	25,229	6,685	8,881	3,011	46,111
Depreciation charge for the year	21	343	4,732	1,874	892	340	8,202
Transfer to investment properties upon lease out	8	(8)	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	329	(329)	–	–	–
Disposals	–	(43)	(1,133)	(132)	(258)	(149)	(1,715)
Impairment losses written off on disposal (Note 22(f))	–	–	(48)	–	–	–	(48)
At 31 December 2012	186	2,440	29,109	8,098	9,515	3,202	52,550
At 1 January 2013	**186**	**2,440**	**29,109**	**8,098**	**9,515**	**3,202**	**52,550**
Depreciation charge for the year	**22**	**339**	**5,023**	**2,477**	**1,106**	**371**	**9,338**
Transfer to buildings upon cease of lease intention	**(39)**	**39**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**4**	**(4)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options	**–**	**–**	**15**	**(15)**	**–**	**–**	**–**
Disposals	**–**	**(20)**	**(1,665)**	**(320)**	**(346)**	**(227)**	**(2,578)**
Provision for impairment loss (Note 22(g))	**–**	**–**	**500**	**–**	**36**	**–**	**536**
Impairment losses written off on disposal (Note 22(f))	**–**	**–**	**(170)**	**–**	**(95)**	**–**	**(265)**
At 31 December 2013	**173**	**2,794**	**32,812**	**10,240**	**10,216**	**3,346**	**59,581**
Net book value:							
At 31 December 2013	**508**	**5,878**	**56,052**	**48,078**	**7,261**	**2,000**	**119,777**
At 31 December 2012	**481**	**6,159**	**53,902**	**30,569**	**7,055**	**1,874**	**100,040**

22 Property, plant and equipment, net (continued)

(b) The Company

			Aircraft				
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:							
At 1 January 2012	245	5,280	59,553	28,695	13,711	3,303	110,787
Additions	87	24	2,600	4,106	1,136	327	8,280
Transfer from construction in progress (Note 23)	–	324	2,109	5,525	415	47	8,420
Transfer to buildings upon cease of lease intention	(3)	3	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	764	(764)	–	–	–
Disposals	–	(4)	(1,090)	(132)	(202)	(98)	(1,526)
At 31 December 2012	329	5,627	63,936	37,430	15,060	3,579	125,961
At 1 January 2013	**329**	**5,627**	**63,936**	**37,430**	**15,060**	**3,579**	**125,961**
Additions	**–**	**22**	**2,724**	**10,933**	**1,022**	**349**	**15,050**
Transfer from construction in progress (Note 23)	**–**	**52**	**2,212**	**9,058**	**353**	**9**	**11,684**
Transfer to buildings upon cease of lease intention	**(67)**	**67**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options	**–**	**–**	**327**	**(327)**	**–**	**–**	**–**
Disposals	**–**	**(11)**	**(1,908)**	**(320)**	**(555)**	**(163)**	**(2,957)**
At 31 December 2013	**262**	**5,757**	**67,291**	**56,774**	**15,880**	**3,774**	**149,738**

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

22 Property, plant and equipment, net (continued)

(b) The Company (continued)

			Aircraft				
	Investment properties	Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2012	87	1,414	20,482	6,306	8,236	2,214	38,739
Depreciation charge for the year	12	207	3,607	1,792	775	268	6,661
Transfer to buildings upon cease of lease intention	(3)	3	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	329	(329)	–	–	–
Disposals	–	(2)	(992)	(132)	(177)	(104)	(1,407)
Impairment losses written off on disposal (Note 22(f))	–	–	(48)	–	–	–	(48)
At 31 December 2012	96	1,622	23,378	7,637	8,834	2,378	43,945
At 1 January 2013	**96**	**1,622**	**23,378**	**7,637**	**8,834**	**2,378**	**43,945**
Depreciation charge for the year	**11**	**260**	**3,747**	**2,410**	**934**	**213**	**7,575**
Transfer to buildings upon cease of lease intention	**(38)**	**38**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options	**–**	**–**	**15**	**(15)**	**–**	**–**	**–**
Disposals	**–**	**(8)**	**(1,621)**	**(320)**	**(346)**	**(157)**	**(2,452)**
Provision for impairment loss (Note 22(g))	**–**	**–**	**500**	**–**	**36**	**–**	**536**
Impairment losses written off on disposal (Note 22(f))	**–**	**–**	**(170)**	**–**	**(95)**	**–**	**(265)**
At 31 December 2013	**69**	**1,912**	**25,849**	**9,712**	**9,363**	**2,434**	**49,339**
Net book value:							
At 31 December 2013	**193**	**3,845**	**41,442**	**47,062**	**6,517**	**1,340**	**100,399**
At 31 December 2012	**233**	**4,005**	**40,558**	**29,793**	**6,226**	**1,201**	**82,016**

(Expressed in Renminbi unless otherwise indicated)

22 Property, plant and equipment, net (continued)

(c) As at 31 December 2013, the accumulated impairment loss of aircraft and flight equipment of the Group is RMB1,764 million and RMB120 million respectively (2012: RMB1,434 million and RMB179 million respectively).

As at 31 December 2013, the accumulated impairment loss of aircraft and flight equipment of the Company is RMB1,656 million and RMB120 million respectively (2012: RMB1,326 million and RMB179 million respectively).

(d) As at 31 December 2013, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB80,233 million and RMB69,620 million, respectively (2012: RMB60,538 million and RMB50,190 million, respectively) were mortgaged under certain loans or certain lease agreements (Notes 36 and 37).

(e) As at 31 December 2012, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank. The loan has been repaid in 2013.

(f) In view of the age of the Group's fleet of Boeing B737-300 aircraft, the Group had plans to dispose of 21 aircraft and commenced the process of seeking buyers in 2011. These aircraft and related assets' carrying amounts were written down to their estimated recoverable amounts and impairment losses of RMB544 million were recorded as at 31 December 2011. During the year ended 31 December 2012, 3 Boeing 737-300 aircraft were disposed of and the impairment provision of RMB48 million for the three aircraft was written off on disposal. During the year ended 31 December 2013, 8 Boeing 737-300 aircraft were disposed of and the impairment provision of RMB170 million for the eight aircraft was written off on disposal.

(g) In view of the operating result of Group's fleet of Boeing B747-400F aircraft and EMB 145 aircraft, the Group ceased the operation of these aircraft in August 2013 and September 2013, respectively, and has plans to dispose these aircraft. These aircraft and related assets' carrying amounts were written down to their estimated recoverable amounts and impairment losses of RMB536 million were made as at 31 December 2013. The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet. As at 31 December 2013, there is no sale agreement has been entered into for these aircraft.

As at 31 December 2013, the Group reviewed the recoverable amounts of the other aircraft and related assets and concluded no further impairment or reversal of impairment was required.

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

22 Property, plant and equipment, net (continued)

(h) As at 31 December 2013 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2013, carrying value of such properties of the Group and the Company amounted to RMB3,557 million and RMB2,646 million, respectively (2012: RMB3,669 million and RMB2,516 million, respectively). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(i) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB85 million (2012: RMB80 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and property, plant and equipment, upon the intention of commencement or cease of lease.

The Group's total future minimum lease income under non-cancellable operating leases are as follows:

	2013 **RMB million**	2012 RMB million
Within 1 year	**45**	79
After 1 year but within 5 years	**54**	46
After 5 years	**2**	5
	101	130

23 Construction in progress

The Group

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2012	15,238	702	15,940
Additions	14,404	886	15,290
Transferred to property, plant and equipment (Note 22)	(11,527)	(712)	(12,239)
Transfer to lease prepayments and other assets completion of development	–	(302)	(302)
At 31 December 2012	18,115	574	18,689
At 1 January 2013	**18,115**	**574**	**18,689**
Additions	**12,721**	**795**	**13,516**
Transferred to property, plant and equipment (Note 22)	**(14,423)**	**(79)**	**(14,502)**
Transfer to lease prepayments and other assets completion of development	**–**	**(244)**	**(244)**
At 31 December 2013	**16,413**	**1,046**	**17,459**

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

23 Construction in progress (continued)

The Company

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2012	11,359	306	11,665
Additions	11,151	464	11,615
Transferred to property, plant and equipment (Note 22)	(8,049)	(371)	(8,420)
Transfer to lease prepayments and other assets completion of development	–	(51)	(51)
At 31 December 2012	14,461	348	14,809
At 1 January 2013	**14,461**	**348**	**14,809**
Additions	**8,761**	**581**	**9,342**
Transferred to property, plant and equipment (Note 22)	**(11,623)**	**(61)**	**(11,684)**
Transfer to lease prepayments and other assets completion of development	**–**	**(152)**	**(152)**
At 31 December 2013	**11,599**	**716**	**12,315**

24 Lease prepayments

In 2013, the amount of amortisation charged to consolidated income statement was RMB58 million (2012: RMB47 million).

The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

25 Investments in subsidiaries

(a) Investments in subsidiaries

	The Company 2013 RMB million	2012 RMB million
Unlisted capital contributions, at cost	**3,079**	2,234
Less: impairment loss	**(43)**	(43)
	3,036	2,191

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts does not exceed their recoverable amounts thus no additional impairment loss is needed as of 31 December 2013 in the Company's balance sheet (2012: RMB43 million).

All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited ("China Southern Henan Airlines") (i)&(ii)	PRC	RMB6,000,000,000	60%	Airline transportation
Xiamen Airlines Company Limited ("Xiaman Airlines") (ii)	PRC	RMB5,000,000,000	51%	Airline transportation
Chongqing Airlines Company Limited (ii)	PRC	RMB1,200,000,000	60%	Airline transportation
Shantou Airlines Company Limited (ii)	PRC	RMB280,000,000	60%	Airline transportation
Xinjiang Civil Aviation Property Management Limited (ii)	PRC	RMB251,332,832	51.84%	Property management
Zhuhai Airlines Company Limited (ii)	PRC	RMB250,000,000	60%	Airline transportation

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

25 Investments in subsidiaries (continued)

(a) Investments in subsidiaries (continued)

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Guizhou Airlines Company Limited ("Guizhou Airlines") (ii)&(v)	PRC	RMB380,000,000	60%	Airline transportation
Guangzhou Nanland Air Catering Company Limited (iii)	PRC	RMB120,000,000	55%	Air catering
Guangzhou Baiyun International Logistic Company Limited (ii)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (ii)	PRC	RMB18,000,000	100%	Airport ground services
China Southern Airlines Group Air Catering Company Limited (ii)	PRC	RMB10,200,000	100%	Air catering
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services

(i) As at 8 July 2013, Civil Aviation Administration of China ("CAAC") approved the establishment of China Southern Henan Airlines, a joint venture between the Company and Henan Civil Aviation Development and Investment Co., Ltd. Pursuant to the joint venture agreement, the registered capital of China Southern Henan Airlines is RMB6 billion. The Company will invest RMB3.6 billion cash and property, plant and equipment in total for 60% of total interests of China Southern Henan Airlines. As at 31 December 2013, the Company and Henan Civil Aviation Development and Investment Co., Ltd contributed RMB720 million and RMB480 billion in cash respectively and held 60% and 40% of the interests of China Southern Henan Airlines respectively.

(ii) These subsidiaries are PRC limited liability companies.

(iii) This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iv) Certain subsidiaries of the Group are PRC joint ventures which have limited terms pursuant to the PRC law.

25 Investments in subsidiaries (continued)

(a) Investments in subsidiaries (continued)

(v) Pursuant to an agreement entered into by the equity holders of Guizhou Airlines, a subsidiary of the Company, in May 2011, the equity holders of Guizhou Airlines agreed to further inject capital of RMB300 million in cash into Guizhou Airlines by the end of 2013 based on their existing equity percentages. In 2011, the Company and the non-controlling interest injected RMB60 million and RMB40 million in cash, respectively, into Guizhou Airlines. In 2013, the Company and the non-controlling interest injected RMB120 million and RMB80 million in cash, respectively, into Guizhou Airlines.

(b) Material non-controlling interests

As at 31 December 2013, the balance of total non-controlling interests is RMB8,122 million, of which RMB6,056 million is for Xiamen Airlines. The total non-controlling interests for the year ended 31 December 2013 is RMB764 million, of which RMB639 million is for Xiamen Airlines. The rest of non-controlling interests are not material.

Set out below are the summarised financial information for Xiamen Airlines that has non-controlling interests that are material to the group.

Summarised balance sheet

	Xiamen Airlines	
	2013	2012
	RMB million	RMB million
Current		
Assets	**5,517**	5,162
Liabilities	**(6,974)**	(6,167)
Total current net liabilities	**(1,457)**	(1,005)
Non-current		
Assets	**23,574**	20,849
Liabilities	**(9,757)**	(8,626)
Total non-current net assets	**13,817**	12,223
Net assets	**12,360**	11,218

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

25 Investments in subsidiaries (continued)

(b) Material non-controlling interests (continued)

Summarised statement of comprehensive income

	Xiamen Airlines	
	2013	2012
	RMB million	RMB million
Revenue	**16,598**	16,674
Profit before income tax	**1,750**	2,520
Income tax expense	**(438)**	(618)
Post-tax profit from continuing operations	**1,312**	1,902
Other comprehensive (loss)/income	**(8)**	3
Total comprehensive income	**1,304**	1,905
Dividends paid to non-controlling interests	**74**	–

Summarised cash flows

	Xiamen Airlines	
	2013	2012
	RMB million	RMB million
Cash flows from operating activities		
Cash generated from operations	**3,152**	3,558
Interest received	**86**	108
Interest paid	**(209)**	(209)
Income tax paid	**(477)**	(857)
Net cash generated from operating activities	**2,552**	2,600
Net cash used in investing activities	**(4,171)**	(634)
Net cash generated/(used) in financing activities	**1,833**	(880)
Net increase in cash and cash equivalents	**214**	1,086
Cash and cash equivalents at beginning of year	**3,595**	2,509
Cash and cash equivalents at end of year	**3,809**	3,595

The information above is the amount before inter-company eliminations.

26 Interest in associates

	The Group 2013 RMB million	2012 RMB million
Share of net assets	**1,305**	1,033

	The Company 2013 RMB million	2012 RMB million
Unlisted shares/capital contributions, at cost	**474**	405
Less: impairment losses	**(37)**	(58)
	437	347

In the Company's balance sheet, a provision for impairment losses of RMB37 million (2012: RMB58 million) was recorded as of 31 December 2013 in respect of investments in certain associate in which their carrying amounts were determined to be not fully recoverable.

All the Group's associates are unlisted without quoted market price. The particulars of the Group's principal associates as of 31 December 2013 are as follows:

	Place of establishment/ operation	Group's effective interest	Proportion of ownership interest held by The Company	Proportion of ownership interest held by Subsidiaries	Proportion of voting rights held by the Group	Principal activity
China Southern Airlines Group Finance Co., Ltd ("SA Finance")	PRC	33.98%	21.09%	12.89%	33.98%	Provision of financial services
Sichuan Airlines Co., Ltd ("Sichuan Airlines")	PRC	39%	39%	–	39%	Airline transportation
China Southern Air Holding Media Co., Ltd ("CSA Culture")	PRC	40%	40%	–	40%	Advertising services

There is no associate that is individually material to the Group.

26 Interest in associates (continued)

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2013 RMB million	2012 RMB million
Aggregate carrying amount of individually immaterial associates	1,305	1,033
Aggregate amounts of the reporting entity's share of:		
Profit from continuing activities	294	317
Other comprehensive loss	(3)	–
Total comprehensive income	291	317

27 Interest in joint ventures

	The Group	
	2013 RMB million	2012 RMB million
Share of net assets	1,197	1,103

	The Company	
	2013 RMB million	2012 RMB million
Unlisted capital contributions, at cost	483	483

27 Interest in joint ventures (continued)

All the Group's joint ventures are unlisted without quoted market price. The particulars of the Group's principal joint ventures as of 31 December 2013 are as follows:

	Place of establishment/ operation	Group's effective interest	Proportion of ownership interest held by The Company	Proportion of ownership interest held by Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co., Ltd ("GAMECO")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi")	PRC	51%	51%	–	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	–	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Ltd ("Flying College")	Australia	48.12%	48.12%	–	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The group has interest in a number of individually immaterial joint ventures that are amounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2013 RMB million	2012 RMB million
Aggregate carrying amount of individually immaterial joint venture	**1,197**	1,103
Aggregate amounts of the reporting entity's share of:		
Profit from continuing activities	**96**	121
Other comprehensive income	**–**	–
Total comprehensive income	**96**	121

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

28 Other investments in equity securities

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Unlisted equity securities, at cost	**162**	160	**100**	100

Dividend income from unlisted equity securities of the Group amounted to RMB11 million during the year ended 31 December 2013 (2012: RMB11 million).

29 Available-for-sale financial assets

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Available-for-sale financial assets				
– Listed in the PRC	**61**	69	**25**	22
Quoted market value of listed securities	**61**	69	**25**	22

Dividend income from listed securities of the Group amounted to RMB3 million during the year ended 31 December 2013 (2012: RMB1 million).

30 Deferred tax assets/(liabilities)

(a) The analysis of deferred tax assets and deferred tax liabilities is as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Deferred tax assets				
– Deferred tax asset to be utilised after 12 months	**443**	404	**413**	362
– Deferred tax asset to be utilised within 12 months	**808**	819	**808**	819
	1,251	1,223	**1,221**	1,181
Deferred tax liabilities				
– Deferred tax liability to be realised after 12 months	**(880)**	(794)	**–**	–
Net deferred tax assets	**371**	429	**1,221**	1,181

30 Deferred tax assets/(liabilities) (continued)

(b) Movements of net deferred tax assets of the Group are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	(Charged)/ credited to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2013				
Deferred tax assets:				
Accrued expenses	870	(23)	–	847
Provision for major overhauls	145	28	–	173
Deferred revenue	106	(31)	–	75
Provision for impairment losses	345	48	–	393
Others	47	22	–	69
	1,513	44	–	1,557
Deferred tax liabilities:				
Provision for major overhauls	(319)	(44)	–	(363)
Depreciation allowances under tax in excess of the related depreciation under accounting	(643)	(64)	–	(707)
Change in fair value of available-for-sale equity securities	(11)	–	2	(9)
Others	(111)	4	–	(107)
	(1,084)	(104)	2	(1,186)
Net deferred tax assets	429	(60)	2	371

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

30 Deferred tax assets/(liabilities) (continued)

(b) Movements of net deferred tax assets of the Group are as follows (continued):

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	(Charged)/ credited to Other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2012				
Deferred tax assets:				
Accrued expenses	822	48	–	870
Provision for major overhauls	223	(78)	–	145
Deferred revenue	127	(21)	–	106
Provision for impairment losses	443	(98)	–	345
Others	29	18	–	47
	1,644	(131)	–	1,513
Deferred tax liabilities:				
Provision for major overhauls	(270)	(49)	–	(319)
Depreciation allowances under tax in excess of the related depreciation under accounting	(591)	(52)	–	(643)
Change in fair value of available-for-sale equity securities	(10)	–	(1)	(11)
Others	(102)	(9)	–	(111)
	(973)	(110)	(1)	(1,084)
Net deferred tax assets	671	(241)	(1)	429

30 Deferred tax assets/(liabilities) (continued)

(c) Movements of net deferred tax assets of the Company are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	(Charged)/ credited to Other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2013				
Deferred tax assets:				
Accrued expenses	724	17	–	741
Provision for major overhauls	145	27	–	172
Deferred revenue	40	(40)	–	–
Provision for impairment losses	320	53	–	373
Others	15	15	–	30
	1,244	72	–	1,316
Deferred tax liabilities:				
Change in fair value of available-for-sale equity securities	(3)	–	(1)	(4)
Others	(60)	(31)	–	(91)
	(63)	(31)	(1)	(95)
Net deferred tax assets	1,181	41	(1)	1,221

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

30 Deferred tax assets/(liabilities) (continued)

(c) Movements of net deferred tax assets of the Company are as follows (continued):

	At the beginning of the year RMB million	(Charged)/ credited to income statement RMB million	(Charged)/ credited to Other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2012				
Deferred tax assets:				
Accrued expenses	583	141	–	724
Provision for major overhauls	223	(78)	–	145
Deferred revenue	77	(37)	–	40
Provision for impairment losses	412	(92)	–	320
Others	8	7	–	15
	1,303	(59)	–	1,244
Deferred tax liabilities:				
Change in fair value of available-for-sale equity securities	(3)	–	–	(3)
Others	(49)	(11)	–	(60)
	(52)	(11)	–	(63)
Net deferred tax assets	1,251	(70)	–	1,181

30 Deferred tax assets/(liabilities) (continued)

(d) Deferred tax assets not recognised

At 31 December 2013, the Group's deductible temporary differences amounting to RMB29 million (2012: RMB97 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group's unused tax losses of RMB236 million (2012: RMB240 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	The Group	
	2013	2012
	RMB million	RMB million
Expiring in:		
2013	**–**	92
2014	**32**	131
2015	**–**	–
2016	**4**	11
2017	**–**	6
2018	**200**	–
	236	240

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

31 Other assets

	The Group			
	Lump sum housing benefits	Prepayment for exclusive use right of an airport terminal	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 1 January 2012	14	280	206	500
Additions	–	–	36	36
Transferred from construction in progress	–	–	56	56
Amortisation for the year	(14)	(10)	(82)	(106)
Disposals	–	–	(6)	(6)
At 31 December 2012	–	270	210	480
At 1 January 2013	**–**	**270**	**210**	**480**
Additions	**–**	**–**	**24**	**24**
Transferred from construction in progress	**–**	**–**	**182**	**182**
Amortisation for the year	**–**	**(10)**	**(87)**	**(97)**
At 31 December 2013	**–**	**260**	**329**	**589**

31 Other assets (continued)

	The Company			
	Lump sum housing benefits	Prepayment for exclusive use right of an airport terminal	Others	Total
	RMB million	RMB million	RMB million	RMB million
At 1 January 2012	14	280	153	447
Additions	–	–	5	5
Transferred from construction in progress	–	–	42	42
Amortisation for the year	(14)	(10)	(60)	(84)
Disposals	–	–	(6)	(6)
At 31 December 2012	–	270	134	404
At 1 January 2013	**–**	**270**	**134**	**404**
Additions	**–**	**–**	**4**	**4**
Transferred from construction in progress	**–**	**–**	**152**	**152**
Amortisation for the year	**–**	**(10)**	**(62)**	**(72)**
At 31 December 2013	**–**	**260**	**228**	**488**

32 Inventories

	The Group		The Company	
	2013 RMB million	2012 RMB million	**2013 RMB million**	2012 RMB million
Consumable spare parts and maintenance materials	**1,799**	1,914	**1,455**	1,580
Other supplies	**153**	166	**74**	85
	1,952	2,080	**1,529**	1,665
Less: impairment	**(305)**	(372)	**(278)**	(345)
	1,647	1,708	**1,251**	1,320

32 Inventories (continued)

Impairment of inventory is shown as below:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**372**	405	**345**	378
Provision for impairment of inventories	**21**	–	**21**	–
Provision written off in relation to disposal of inventories	**(88)**	(33)	**(88)**	(33)
At 31 December	**305**	372	**278**	345

33 Trade receivables

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**2,200**	1,879	**1,821**	1,571
Less: impairment	**(27)**	(26)	**(21)**	(22)
	2,173	1,853	**1,800**	1,549

33 Trade receivables (continued)

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,810**	1,519	**1,513**	1,291
More than 1 month but less than 3 months	**345**	304	**274**	253
More than 3 months but less than 12 months	**25**	38	**21**	10
More than 1 year	**20**	18	**13**	17
	2,200	1,879	**1,821**	1,571
Less: impairment	**(27)**	(26)	**(21)**	(22)
	2,173	1,853	**1,800**	1,549

All of the trade receivables are expected to be recovered within one year.

(b) Impairment of trade receivables

(i) Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(k)).

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**26**	29	**22**	25
Impairment loss recognised	**13**	8	**11**	7
Impairment loss written back	**–**	(7)	**–**	(7)
Uncollectible amounts written off	**(12)**	(4)	**(12)**	(3)
At 31 December	**27**	26	**21**	22

Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi unless otherwise indicated)

33 Trade receivables (continued)

(b) Impairment of trade receivables (continued)

(ii) As of 31 December 2013, trade receivables of RMB11 million (2012: RMB22 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2013 **RMB million**	2012 RMB million
3 to 12 months	**11**	22

(iii) As of 31 December 2013, trade receivables of RMB34 million (2012: RMB34 million) were impaired. The amount of the provision was RMB27 million as of 31 December 2013 (2012: RMB26 million). The individually impaired receivables mainly relate to customers, which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2013 **RMB million**	2012 RMB million
3 to 12 months	**14**	16
Over 12 months	**20**	18
	34	34

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2013 **RMB million**	2012 RMB million
Neither past due nor impaired	**2,155**	1,823

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

33 Trade receivables (continued)

(d) Trade receivables by currencies

The carrying amounts of the group's trade receivables are denominated in the following currencies:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**1,795**	1,314	**1,443**	1,038
Euro	**135**	142	**135**	142
US dollar	**73**	184	**73**	182
Australian dollar	**38**	35	**38**	35
Taiwan dollar	**18**	24	**18**	18
UK pound	**30**	25	**30**	25
Other currencies	**111**	155	**84**	131
	2,200	1,879	**1,821**	1,571

As as 31 December 2013, the fair value of trade receivable approximate its carrying amount.

34 Other receivables

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
VAT recoverable	**1,114**	–	**1,095**	–
Rebate receivables on aircraft acquisitions	**919**	981	**862**	911
Short-term wealth management product and term deposit (Note)	**422**	500	**–**	–
Deposits for aircraft purchase	**215**	–	**–**	–
Interest receivables	**110**	23	**11**	16
Other rental deposits	**79**	87	**40**	59
Others	**574**	551	**223**	183
Subtotal	**3,433**	2,142	**2,231**	1,169
Less: impairment	**(2)**	(3)	**–**	(2)
	3,431	2,139	**2,231**	1,167

34 Other receivables (continued)

Note:

As at 31 December 2012, the short-term wealth management product was purchased by Xiamen Airlines from a state-owned commercial bank, which subsequently matured in 2013.

As at 31 December 2013, the balance represents the term deposit amounting to RMB422 million at bank with maturity over 3 months.

35 Cash and cash equivalents

(a) Cash and cash equivalents comprise:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB Million	RMB Million	**RMB Million**	RMB Million
Deposits in banks and other financial institution	**4,844**	6,454	**982**	2,379
Cash at bank and in hand	**6,904**	3,628	**4,485**	2,988
Cash and cash equivalents in the statement of balance sheet	**11,748**	10,082	**5,467**	5,367

As at 31 December 2013, the Group's and the Company's deposits with SA Finance amounted to RMB 2,675 million and RMB 2,550 million, respectively (2012: RMB2,307 million and RMB2,215 million, respectively) (Note 49(d)(iii)).

The carrying amounts of the group's cash and cash equivalents are denominated in the following currencies:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB Million	RMB Million	**RMB Million**	RMB Million
Renminbi	**10,976**	9,092	**4,655**	4,410
US Dollars	**401**	610	**375**	597
Euro	**80**	98	**80**	98
Japanese Yen	**17**	74	**17**	74
Hong Kong Dollars	**26**	19	**11**	8
Others	**248**	189	**329**	180
	11,748	10,082	**5,467**	5,367

35 Cash and cash equivalents (continued)

(b) Reconciliation of profit before income tax to cash generated from operating activities:

	Note	**2013 RMB million**	2012 RMB million
Profit before income tax		**3,484**	4,738
Depreciation charges	13	**9,338**	8,202
Other amortisation	13	**155**	136
Amortisation of deferred benefits and gains	13	**(146)**	(74)
Impairment losses on property, plant, equipment	22(a)	**536**	–
Share of profits of associates	26	**(294)**	(317)
Share of profits of joint ventures	27	**(96)**	(121)
Losses/(gain) on sale of property, plant and equipment, net and lease prepayments	15	**78**	(16)
Other non-operating income	17	**(25)**	(75)
Interest income		**(307)**	(235)
Interest expense	16	**1,651**	1,376
Dividend income from other investments in equity securities and available-for-sale financial assets	28 & 29	**(14)**	(12)
Exchange gain, net		**(2,903)**	(308)
Decrease/(increase) in inventories		**61**	(90)
(Increase)/decrease in trade receivables		**(321)**	292
Increase in other receivables		**(959)**	(206)
Increase in prepaid expenses and other current assets		**(205)**	(42)
Increase in net amounts due to related companies		**118**	114
Decrease in trade payables		**(418)**	(1,022)
Increase/(decrease) in sales in advance of carriage		**961**	(445)
Increase in accrued expenses		**648**	2,325
Increase/(decrease) in other liabilities		**200**	(314)
Increase in deferred revenue		**463**	765
Decrease in provision for major overhauls		**(421)**	(276)
Decrease in provision for early retirement benefits		**(31)**	(31)
(Decrease)/increase in deferred benefits and gains		**(7)**	111
Cash generated from operating activities		**11,546**	14,475

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

36 Borrowings

(a) As at 31 December 2013, borrowings are analysed as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Non-current				
Long-term bank borrowings				
–secured (Note (i))	**21,888**	20,435	**14,767**	13,767
–unsecured	**15,358**	9,761	**14,326**	9,385
	37,246	30,196	**29,093**	23,152
Current				
Long-term bank borrowings				
–secured (Note (i))	**2,867**	3,620	**1,803**	3,067
–unsecured	**2,963**	7,560	**2,371**	6,308
Short-term bank borrowings				
–secured (Note (ii))	**265**	–	**–**	–
–unsecured	**14,147**	10,719	**12,373**	9,460
	20,242	21,899	**16,547**	18,835
Total borrowings	**57,488**	52,095	**45,640**	41,987
The borrowings are repayable as follows:				
Within one year	**20,242**	21,899	**16,547**	18,835
In the second year	**10,666**	7,317	**9,245**	5,806
In the third to fifth year inclusive	**19,479**	14,833	**15,167**	11,455
After the fifth year	**7,101**	8,046	**4,681**	5,891
Total borrowings	**57,488**	52,095	**45,640**	41,987

Notes:

(i) As at 31 December 2013, borrowings of the Group and the Company totalling RMB 24,755 million and RMB 16,570 million, respectively (2012: RMB24,055 million and RMB16,834 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with aggregate carrying amounts of RMB32,155 million and RMB22,558 million, respectively (2012: RMB29,969 million and RMB20,397 million, respectively).

36 Borrowings (continued)

(a) As at 31 December 2013, borrowings are analysed as follows: (continued)

(ii) As at 31 December 2013, a short-term loan the Group amounting to RMB265 million was secured by pledged bank deposits of RMB277 million.

(iii) The following borrowings secured by certain aircraft mentioned in Note (i) are also guaranteed by CSAHC:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Guarantor				
CSAHC (Note 49(e))	–	94	–	94

(b) As at 31 December 2013, the Group's and the Company's weighted average interest rates on short-term borrowings were 2.10% and 2.45% per annum, respectively (2012: 2.47% and 2.52% per annum, respectively).

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

36 Borrowings (continued)

(c) **Details of borrowings with original maturity over one year are as follows:**

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	**–**	3	**–**	–
Fixed interest rate at 4.86% per annum as at 31 December 2012, with maturities through 2013	**–**	60	**–**	–
Floating interest rates 90%, 95%,100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2013, with maturities through 2016	**640**	635	**–**	–
United States Dollars denominated loans				
Fixed interest rates ranging from 3.00% to 3.23% per annum as at 31 December 2013, with maturities through 2017	**311**	423	**–**	–
Floating interest rates ranging from one-month LIBOR + 0.80% to one-month LIBOR + 2.20% per annum as at 31 December 2013, with maturities through 2021	**2,149**	2,156	**1,810**	2,156
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 3.01% per annum as at31 December 2013, with maturities through 2023	**33,758**	31,018	**28,337**	27,120
Floating interest rates ranging from six-month LIBOR + 0.5% to six-month LIBOR + 2.8% per annum as at 31 December 2013, with maturities through 2023	**6,218**	7,081	**3,120**	3,251
	43,076	41,376	**33,267**	32,527
Less: loans due within one year classified as current liabilities	**(5,830)**	(11,180)	**(4,174)**	(9,375)
	37,246	30,196	**29,093**	23,152

36 Borrowings (continued)

(d) The remaining contractual maturities at the end of the financial year of the Group's and the Company's borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Contractual undiscounted cash flows				
Within 1 year	**21,528**	22,865	**17,517**	19,532
After 1 year but within 2 years	**11,603**	7,906	**9,944**	6,202
After 2 years but within 5 years	**20,711**	15,779	**15,988**	12,064
After 5 years	**7,454**	8,386	**4,885**	6,074
	61,296	54,936	**48,334**	43,872

(e) The carrying amounts of the borrowings are denominated in the following currencies:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**670**	807	**–**	105
US Dollars	**56,818**	51,288	**45,640**	41,882
	57,488	52,095	**45,640**	41,987

The Group has significant borrowings balances as well as obligations under finance leases (Note 37) which are denominated in US dollars as at 31 December 2013. The net exchange gain of RMB2,903 million (2012: RMB267 million) recorded by the Group was mainly attributable to the exchange gain arising from translation of borrowings balances and finance lease obligations denominated in US dollars.

(f) As at 31 December 2013, loans to the Group from SA finance amounted to RMB520 million (2012: RMB426 million) (Note 49(d)(i)).

(g) As at 31 December 2013, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

37 Obligations under finance leases

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2015 to 2025. As at 31 December 2013, future payments under these finance leases are as follows:

The Group

	2013			2012		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Future interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	3,636	4,498	862	2,494	3,021	527
After 1 year but within 2 years	4,139	4,887	748	2,322	2,793	471
After 2 years but within 5 years	11,074	12,690	1,616	8,279	9,255	976
After 5 years	16,160	17,356	1,196	8,770	9,527	757
	35,009	39,431	4,422	21,865	24,596	2,731
Less: balance due within one year classified as current liabilities	(3,636)			(2,494)		
	31,373			19,371		

The Company

	2013			2012		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Future interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	3,558	4,379	821	2,446	2,935	489
After 1 year but within 2 years	4,058	4,770	712	2,273	2,707	434
After 2 years but within 5 years	10,346	11,894	1,548	7,856	8,746	890
After 5 years	16,078	17,271	1,193	8,481	9,232	751
	34,040	38,314	4,274	21,056	23,620	2,564
Less: balance due within one year classified as current liabilities	(3,558)			(2,446)		
	30,482			18,610		

37 Obligations under finance leases (continued)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.25% to 6.01% per annum as at 31 December 2013	**4,431**	4,962	**3,693**	4,153
Floating interest rates ranging from three-month LIBOR + 0.55% to three-month LIBOR + 3.30% per annum as at 31 December 2013	**15,946**	8,724	**15,715**	8,724
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2013	**11,775**	5,891	**11,775**	5,891
Singapore Dollars denominated obligations				
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2013	**476**	553	**476**	553
Japanese Yen denominated obligations				
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2013	**1,985**	1,213	**1,985**	1,213
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2013	**396**	522	**396**	522
	35,009	21,865	**34,040**	21,056

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

37 Obligations under finance leases (continued)

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at 31 December 2013, certain of the Group's and the Company's aircraft with carrying amounts of RMB48,078 million and RMB47,062 million (2012: RMB30,569 million and RMB29,793 million) secured finance lease obligations totalling RMB35,009 million and RMB34,040 million, respectively (2012: RMB21,865 million and RMB21,056 million, respectively).

As at 31 December 2013, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38 Trade payables

The following is the ageing analysis of trade payables:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**987**	1,287	**386**	750
More than 1 month but less than 3 months	**252**	309	**37**	132
More than 3 months but less than 6 months	**79**	185	**20**	139
More than 6 months but less than 1 year	**73**	8	**40**	5
More than 1 year	**16**	36	**3**	–
	1,407	1,825	**486**	1,026

As at 31 December 2013, the fair value of trade payable approximate its carrying amount.

The carrying amounts of the Group's and Company's trade payable are denominated in the following currencies:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Renminbi	**1,066**	1,303	**225**	695
US Dollars	**329**	522	**257**	331
Others	**12**	–	**4**	–
	1,407	1,825	**486**	1,026

39 Deferred Revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

40 Amounts due from/to subsidiaries and other related companies

(a) Amounts due from subsidiaries and other related companies

		The Group		The Company	
		2013	2012	**2013**	2012
	Note	**RMB million**	RMB million	**RMB million**	RMB million
CSAHC and its affiliates		**74**	100	**74**	100
Associates		**95**	51	**89**	37
Joint ventures		**162**	90	**162**	90
Other related company		**–**	6	**–**	–
Subsidiaries		**–**	–	**124**	73
	49(c)	**331**	247	**449**	300

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b) Amounts due to subsidiaries and other related companies

		The Group		The Company	
		2013	2012	**2013**	2012
	Note	**RMB million**	RMB million	**RMB million**	RMB million
CSAHC and its affiliates		**168**	109	**168**	106
A joint venture of CSAHC		**78**	188	**51**	186
An associate		**15**	–	**11**	–
Joint ventures		**96**	11	**93**	10
Other related company		**100**	–	**–**	–
Subsidiaries		**–**	–	**1,933**	1,787
	49(c)	**457**	308	**2,256**	2,089

The amounts due to subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

41 Accrued expenses

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Repairs and maintenance	**3,286**	2,845	**3,052**	2,481
Jet fuel costs	**2,337**	2,217	**1,924**	1,722
Salaries and welfare	**2,259**	2,222	**1,679**	1,577
Landing and navigation fees	**2,128**	2,084	**1,674**	1,438
Computer reservation services	**462**	596	**308**	418
Provision for major overhauls (Note 43)	**415**	1,010	**348**	857
Interest expense	**269**	156	**224**	122
Air catering expenses	**215**	293	**331**	432
Provision for early retirement benefits (Note 44)	**32**	38	**31**	38
Others	**495**	339	**486**	317
	11,898	11,800	**10,057**	9,402

42 Other liabilities

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Civil Aviation Development Fund and airport tax payable	**1,213**	1,137	**1,092**	1,023
Payable for purchase of property, plant and equipment	**573**	763	**515**	505
Sales agent deposits	**390**	321	**333**	268
Other taxes payable	**377**	351	**179**	259
Deposit received for chartered flights	**103**	110	**92**	91
Others	**1,363**	1,322	**793**	1,201
	4,019	4,004	**3,004**	3,347

43 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,912**	1,753	**1,438**	1,372
Additional provision	**300**	562	**251**	459
Utilisation	**(721)**	(403)	**(652)**	(393)
At 31 December	**1,491**	1,912	**1,037**	1,438
Less: current portion (Note 41)	**(415)**	(1,010)	**(348)**	(857)
	1,076	902	**689**	581

44 Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**104**	136	**102**	132
Provision for the year (Note 14)	**12**	20	**11**	20
Financial cost (Note 16)	**5**	8	**5**	8
Payments made during the year	**(48)**	(62)	**(48)**	(60)
Effect of changes in discount rates	**–**	2	**–**	2
At 31 December	**73**	104	**70**	102
Less: current portion (Note 41)	**(32)**	(38)	**(31)**	(38)
	41	66	**39**	64

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

45 Deferred benefits and gains

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Leases rebates (Note (i))	**249**	343	**249**	343
Maintenance rebates (Note (ii))	**319**	371	**319**	371
Gains relating to sale and leaseback (Note (iii))	**121**	146	**121**	146
Government grants	**144**	121	**97**	113
Others	**25**	30	**22**	25
	858	1,011	**808**	998

Notes:

(i) The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the beneficial period.

(iii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

46 Share capital

	The Group and the Company	
	2013	2012
	RMB million	RMB million
Registered, issued and paid up capital:		
Domestic state-owned shares with selling restrictions (2012: 123,900,000 shares of RMB1.00 each)	**–**	124
4,150,050,000 domestic state-owned shares of RMB 1.00 each (2012: 4,026,150,000 of RMB 1.00 each)	**4,150**	4,026
A shares of RMB1.00 each (2012: 2,872,600,000 shares of RMB1.00 each)	**2,873**	2,873
H shares of RMB1.00 each (2012: 2,794,917,000 shares of RMB1.00 each)	**2,795**	2,795
	9,818	9,818

On 29 October 2010, the Company issued 123,900,000 A shares to CSAHC for net cash considerations of RMB812 million. The A shares issued to CSAHC was unlocked at 1 November 2013.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

47 Reserves

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Share premium				
At 1 January and 31 December	**14,131**	14,131	**13,878**	13,878
Fair value reserve				
At 1 January	**24**	21	**11**	10
Change in fair value of available-for-sale equity securities	**(2)**	3	**2**	1
At 31 December	**22**	24	**13**	11
Statutory and discretionary surplus reserve				
At 1 January	**1,056**	924	**1,056**	924
Appropriations to reserves (Note (a))	**113**	132	**113**	132
At 31 December	**1,169**	1,056	**1,169**	1,056
Other reserve				
At 1 January	**170**	158	**146**	146
Share of an associate's reserves movement	**(3)**	2	**(2)**	–
Government contributions (Note (c))	**–**	10	**–**	–
At 31 December	**167**	170	**144**	146
Retained profits				
At 1 January	**7,640**	7,123	**1,109**	2,215
Profit for the year	**1,986**	2,619	**945**	990
Appropriations to reserves	**(113)**	(132)	**(113)**	(132)
Dividends approved in respect of the previous year	**(491)**	(1,964)	**(491)**	(1,964)
Acquisition of non-controlling interests in a subsidiary	**–**	(6)	**–**	–
At 31 December	**9,022**	7,640	**1,450**	1,109
Total	**24,511**	23,021	**16,654**	16,200

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

47 Reserves (continued)

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividends

Dividends payable to equity shareholders of the Company attributable to the year

	The Group and the Company	
	2013	2012
	RMB million	RMB million
Final dividend proposed after the end of the reporting year of RMB0.4 per 10 ordinary shares (2012: RMB0.5 per 10 ordinary shares) (inclusive of applicable tax)	**393**	491

A dividend in respect of the year ended 31 December 2013 of RMB0.4 per 10 shares (inclusive of applicable tax), amounting to a total dividend of RMB393 million, has been proposed at Board meeting on 28 March 2014. These financial statements do not reflect this dividend payable.

(c) Government contributions

Pursuant to the "Grants approval for Civil Aviation Development Fund for Safety Management System ("SMS") projects of Xiamen Airlines", national funds amounting to RMB20 million were contributed during year 2012 by the PRC government to Xiamen Airlines. Such funds are to be used specifically for the SMS projects. Pursuant to the requirements of the relevant notice, the national funds were designated as capital contribution and vested solely by the PRC government and accounted for as other reserves. These amounts can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of relevant procedures.

48 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2013 not provided for in the financial statements were as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**47,651**	71,309	**24,875**	44,340
	47,651	71,309	**24,875**	44,340
Investment commitments				
– authorised and contracted for				
– capital contributions to a subsidiary	**–**	–	**2,880**	120
– capital contributions for acquisition of interests in associates	**70**	119	**70**	119
– share of capital commitments of a joint venture	**58**	113	**58**	113
	128	232	**3,008**	352
– authorised but not contracted for				
– share of capital commitments of a joint venture	**171**	218	**171**	218
	299	450	**3,179**	570
Commitments for other property, plant and equipment				
– authorised and contracted for	**1,411**	1,406	**1,097**	1,228
– authorised but not contracted for	**2,291**	2,414	**1,431**	1,462
	3,702	3,820	**2,528**	2,690
	51,652	75,579	**30,582**	47,600

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

48 Commitments (continued)

(a) Capital commitments (continued)

As at 31 December 2013, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
2013	**–**	23,671	**–**	20,256
2014	**20,945**	19,951	**14,388**	13,491
2015	**14,417**	14,990	**7,835**	7,964
2016	**6,365**	6,589	**2,567**	2,629
2017 and afterwards	**5,924**	6,108	**85**	–
	47,651	71,309	**24,875**	44,340

(b) Operating lease commitments

As at 31 December 2013, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	The Group		The Company	
	2013	2012	**2013**	2012
	RMB million	RMB million	**RMB million**	RMB million
Payments due				
Within 1 year	**4,608**	4,110	**3,844**	3,357
After 1 year but within 5 years	**14,740**	12,532	**12,779**	10,657
After 5 years	**6,874**	5,519	**6,274**	5,160
	26,222	22,161	**22,897**	19,174

49 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 18, is as follows:

	2013	2012
	RMB '000	RMB '000
Short-term employees benefits	**12,412**	14,124
Post-employment benefits	**2,074**	1,303
	14,486	15,427

	2013	2012
	RMB '000	RMB '000
Directors and supervisors (Note 18(a))	**3,108**	4,615
Senior management	**11,378**	11,342
	14,486	15,957

Total remuneration is included in "staff costs" (Note 14).

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related company of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

		2013	2012
	Note	**RMB million**	RMB million
Income received from the CSAHC Group			
Charter flight and pallet income	(i)	**107**	82
Cargo handling income	(i)	**1**	7
Income received from other related company			
Aircraft sales income	(ii)	**–**	257
Aircraft purchase right transfer income	(ii)	**–**	16

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

49 Material related party transactions (continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (continued)

	Note	2013 RMB million	2012 RMB million
Expenses paid to the CSAHC Group			
Repairing charges	(iii)	**796**	830
Handling charges	(iv)	**121**	96
Commission expenses	(v)	**19**	18
Cargo handling charges	(i)	**33**	18
Lease charges for land and buildings	(vi)	**169**	152
Property management fee	(vii)	**63**	50
Air catering supplies	(viii)	**84**	79
Expenses paid to joint ventures and an associate			
Repairing charges	(ix)	**1,783**	1,468
Flight simulation service charges	(x)	**270**	257
Advertising expenses	(xi)	**77**	49
Training expenses	(xii)	**120**	118
Ground service expenses	(xv)	**14**	–
Income received from a joint venture and associates			
Rental income	(x)	**31**	36
Repairing income	(xiii)	**14**	22
Entrustment income for advertising media business	(xi)	**32**	17
Commission income	(xiv)	**12**	8
Air cratering supplies	(xvi)	**18**	–
Ground service income	(xvii)	**7**	–
Expenses paid to other related company			
Computer reservation services	(xviii)	**444**	440
Disposal to the CSAHC Group			
Disposal and losing control of a subsidiary	(xi)	**–**	43

(Expressed in Renminbi)

49 Material related party transactions (continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (continued)

(i) China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with PCACL.

(ii) Hebei Airlines Company Limited ("Hebei Airlines") is a subsidiary of a non-controlling interest of Xiamen Airlines.

On 27 August 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Hebei Airlines. The agreement was terminated in December 2011.

During the year 2012, Xiamen Airlines and Hebei Airlines entered into an aircraft sale agreement, pursuant to which Xiamen Airlines sold and Hebei Airlines purchased one B737-800 aircraft at the consideration of approximately RMB257 million.

In addition, Xiamen Airlines transferred the purchase right of one B737-800 aircraft to Hebei Airlines at the consideration of approximately RMB16 million.

(iii) MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC, and pays handling charges to SAIETC.

(v) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(vi) The Group leases certain land and buildings in the PRC from CSAHC. The amount represents rental payments for land and buildings paid or payable to CSAHC.

(vii) Guangzhou China Southern Airlines Property Management Company Limited, a subsidiary of CSAHC, provides property management services to the Group.

(viii) Shenzhen Air Catering Company Limited ("SZ Catering") became a related party of the Group since its Chairman, Mr. Yuan Xin An was appointed as a non-executive Director of the Company in November 2011. Certain in-flight meals and related services were provided by SZ Catering to the Group.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

49 Material related party transactions (continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related company of the Group (continued)

(ix) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), a joint venture of the Group, provides comprehensive maintenance services to the Group.

(x) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xi) CSA Culture, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Media, a subsidiary of CSA Culture since 29 June 2012.

(xii) China Southern West Australian Flying College Pty Limited ("Flying College"), a joint venture of the Group, provides training services to the Group.

(xiii) The Company provides aircraft maintenance services to Sichuan Airlines Corporation Limited ("Sichuan Airlines"), which is an associate of the Group.

(xiv) The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(xv) Shenyang Konggang logistic Company Limited provides ground services to the Group.

(xvi) The Group provides air catering services to Sichuan Airlines.

(xvii) The Group provides ground services to Sichuan Airlines.

(xviii) China Travel Sky Holding Company provides computer reservation services to the Group.

49 Material related party transactions (continued)

(c) Balances with the CSAHC Group, associates, joint ventures and other related company of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group:

	Note	2013 RMB million	2012 RMB million
Receivables:			
The CSAHC Group		**74**	100
Associates		**95**	51
Joint ventures		**162**	90
Other related company		**–**	6
	40(a)	**331**	247

	Note	2013 RMB million	2012 RMB million
Payables:			
The CSAHC Group		**246**	297
An associate		**15**	–
Joint ventures		**96**	11
Other related company		**100**	–
	40(b)	**457**	308

	Note	2013 RMB million	2012 RMB million
Accrual expense:			
The CSAHC Group		**498**	419
Associates		**31**	46
Joint ventures		**772**	679
Other related company		**330**	494
		1,631	1,638

The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

49 Material related party transactions (continued)

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2013, loans from SA Finance to the Group amounted to RMB520 million (2012: RMB426 million).

The unsecured loans are repayable as follows:

	Note	**2013** **RMB million**	2012 RMB million
Within 1 year		**56**	406
After 1 year but within 2 years		**8**	20
After 2 years but within 5 years		**456**	–
	36(f)	**520**	426

Interest expense paid on such loans amounted to RMB28 million (2012: RMB30 million) and the interest rates ranged from 5.54% to 5.84% per annum during the year ended 31 December 2013 (2012: 4.86% to 5.84%per annum).

(ii) Entrusted loan from CSAHC

At 31 December 2012, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 31 December 2012 to 31 December 2013. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum. The entrusted loan was repaid in 2013.

(iii) Deposits placed with SA Finance

At 31 December 2013, the Group's deposits with SA Finance amounted to RMB 2,675 million(2012: RMB2,307 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB66 million during the year ended 31 December 2013(2012: RMB61 million).

(e) Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB94 million were guaranteed by CSAHC in 2012, which were repaid in 2013.

(f) Commitments to CSAHC

At 31 December 2013, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB66 million (2012: RMB175 million).

50 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 10% to 22% (2012: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. Employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement. The amount was fully amortised in 2012.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

50 Employee benefits plan (continued)

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit prior to 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) and a dividend of RMB 0.05(equivalent to HKD0.06) per share was approved by the Company's General Meeting on 31 May 2012 and 18 June 2013 respectively (Note 47(b)(ii)), therefore, the exercise price for the SARs was adjusted to HKD3.61 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,380,000 units of SARs were lasped.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at 31 December 2013 was RMB 1,893,000 (2012: RMB2,303,000) and a corresponding staff costs of RMB 410,000 was reversed for the year ended 31 December 2013 (2012: RMB 2,072,000).

51 Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2013, aircraft acquired under finance leases amounted to RMB17,268 million (2012: RMB8,178 million).

(Expressed in Renminbi)

52 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (31 December 2012: RMB581 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2013, total personal bank loans of RMB464 million (31 December 2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB6 million (2012: RMB3 million) to the banks due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD28 million, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

53 Immediate and ultimate controlling party

As at 31 December 2013, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

54 Subsequent events

(a) On 22 January 2014, CSAHC increased its shares in the Company by 1,175,267 A shares via the trading system of the Shanghai Stock Exchange. Immediately prior to the increase in shares, CSAHC held 4,150,050,000 A shares of the Company, representing 42.27% of the total issued A share capital of the Company. Immediately following the increase in shares, CSAHC held 4,151,225,267 A shares of the Company, representing 42.28% of the total issued A share capital of the Company. Immediately following the increase in shares, the A shares and H shares of the Company directly and indirectly held by CSAHC represents 53.13% of the total issued share capital of the Company.

(b) On 21 March 2014, The Company has completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the "First Tranche Financing Bills"). The total issuance amount of the First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

Supplementary Financial Information

For the year ended 31 December 2013
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Income Statement

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2013 RMB million	2012 RMB million
Revenue	98,130	101,483
Less: Cost of operation	87,061	85,932
Taxes and surcharges	267	2,464
Selling and distribution expenses	7,855	7,204
General and administrative expense	2,689	2,603
Finance (income)/expenses, net	(1,294)	1,027
Impairment loss	568	(6)
Add: Investment income	431	526
Operating profit	1,415	2,785
Add: Non-operating income	2,070	2,027
Less: Non-operating expenses	135	64
Total profit	3,350	4,748
Less: Income tax	701	953
Net profit	2,649	3,795
Attribute to:		
– Equity shareholders of the Company	1,895	2,628
– Non-controlling interests	754	1,167
	2,649	3,795

For the year ended 31 December 2013
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Balance sheet

	2013 **RMB million**	2012 RMB million
Assets		
Total current assets	**20,571**	16,787
Long-term equity investment	**2,679**	2,309
Fixed assets and construction in progress	**136,563**	118,229
Intangible assets and other non-current assets	**3,993**	3,903
Deferred tax assets	**1,339**	1,266
Total assets	**165,145**	142,494
Liabilities and equity		
Current liabilities	**49,213**	48,731
Deferred tax liabilities	**880**	782
Other non-current liabilities	**72,840**	53,385
Total Liabilities	**122,933**	102,898
Equity shareholders of the Company	**34,139**	32,740
Non-controlling interests	**8,073**	6,856
Total equity	**42,212**	39,596
Total liabilities and equity	**165,145**	142,494

Supplementary Financial Information

For the year ended 31 December 2013
(Prepared in accordance with PRC Accounting Standards)

Reconciliation Statements of Differences in Financial Statements Prepared Under Different GAAPs

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

	Note	**2013** **RMB million**	2012 RMB million
Amounts under PRC GAAP		**1,895**	2,628
Adjustments:			
Losses on housing benefits	(a)	**–**	(14)
Government grants	(d)	**3**	2
Capitalisation of exchange difference of specific loans	(b)	**133**	3
Adjustments arising from an associate's business combination under common control	(e)	**(2)**	(1)
Tax impact of the above adjustments		**(33)**	(1)
Effect of the above adjustments on non-controlling interests		**(10)**	2
Amounts under IFRSs		**1,986**	2,619

For the year ended 31 December 2013
(Prepared in accordance with PRC Accounting Standards)

Reconciliation Statements of Differences in Financial Statements Prepared Under Different GAAPs (Continued)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	**As at 31 December 2013 RMB million**	As at 31 December 2012 RMB million
Amounts under PRC GAAP		**34,139**	32,740
Adjustments:			
Capitalisation of exchange difference of specific loans	(b)	**351**	218
Accumulated loss attributed to non-controlling interests of a subsidiary	(c)	**(23)**	(23)
Government grants	(d)	**(32)**	(35)
Adjustment arising from an associate's business combination under common control	(e)	**8**	10
Tax impact of the above adjustments		**(88)**	(55)
Effect of the above adjustments on non-controlling interests		**(26)**	(16)
Amounts under IFRSs		**34,329**	32,839

Notes:

(a) In accordance with the PRC GAAP, losses on the housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(c) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

For the year ended 31 December 2013
(Prepared in accordance with PRC Accounting Standards)

Reconciliation Statements of Differences in Financial Statements Prepared Under Different GAAPs (Continued)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: (continued)

Notes: (continued)

(d) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(e) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2013	2012	2011	2010	2009
	RMB million	RMB million	RMB million	RMB million	RMB million
Operating revenue	**98,547**	99,514	90,395	76,495	54,802
Operating expenses	**(98,280)**	(95,877)	(87,063)	(70,689)	(55,355)
Other net income	**1,243**	1,462	1,021	476	1,989
Operating profit	**1,510**	5,099	4,353	6,282	1,436
Interest income	**307**	235	179	93	68
Interest expense	**(1,651)**	(1,376)	(1,067)	(1,265)	(1,497)
Share of associates' results	**294**	317	456	56	69
Share of joint ventures' results	**96**	121	125	112	214
Gain on sale of a jointly controlled entity classified as held for sale, net	**–**	–	–	1,078	–
Exchange gain, net	**2,903**	267	2,755	1,746	93
Other non-operating income	**25**	75	129	(13)	45
Profit before income tax	**3,484**	4,738	6,930	8,089	428
Income tax	**(734)**	(954)	(840)	(1,677)	96
Profit for the year	**2,750**	3,784	6,090	6,412	524
Profit attributable to:					
Equity shareholders of the Company	**1,986**	2,619	5,110	5,792	327
Non-controlling interests	**764**	1,165	980	620	197
Profit for the year	**2,750**	3,784	6,090	6,412	524
Earnings per share attributable to equity shareholders of the Company Basic and diluted	**RMB0.20**	RMB0.27	RMB0.52	RMB0.70	RMB0.05

Five Year Summary

CONSOLIDATED STATEMENT OF FINANCIAL POSITION SUMMARY

	At 31 December				
	2013	2012	2011	2010	2009
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	**144,634**	125,667	109,927	95,476	85,199
Net current liabilities	**28,640**	31,944	24,928	16,466	28,441
Non-current liabilities	**73,543**	53,989	47,222	48,694	43,390
Total equity attributable to equity shareholders of the Company	**34,329**	32,839	32,175	26,817	10,457
Non-controlling interests	**8,122**	6,895	5,602	3,499	2,911

The Board of Directors, Supervisory Committee and Senior Management

BOARD OF DIRECTORS

Si Xian Min, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Tan Wan Geng, aged 49, graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since 15 June 2006 and has been the Vice Chairman of the Board since 24 January 2013.

Wang Quan Hua, aged 59, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of China Southern Airlines Company; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd..

Yuan Xin An, aged 57, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since 30 November 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

Yang Li Hua, aged 58, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd. and China Southern Airlines Group Property Management Company Limited.

Zhang Zi Fang, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009.

Xu Jie Bo, aged 48, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since August 2003. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited, China Southern Airlines Henan Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

Li Shao Bin, aged 48, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since 24 January 2013.

Wei Jin Cai, aged 64, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, the President of Civil Aviation Management Institute of China from November 2008 to August 2010 and the independent director of Shandong Airlines Co., Ltd. Mr. Wei has been the Independent Non-executive Director of the Company since 29 December 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd., the independent non-executive director of ASR Holdings Limited and the independent director of E-Food Group Co., Ltd..

The Board of Directors, Supervisory Committee and Senior Management

Ning Xiang Dong, aged 48, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since 29 December 2010. He is also the independent director of Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

Liu Chang Le, aged 62, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award" and the "Person of the Year" award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of "World Chinese-language Media Cooperation Alliance" in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth, the Eleventh and the Twelfth National Committee of the Chinese People's Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has been the Independent Non-executive Director of the Company since 30 November 2011.

Tan Jin Song, aged 49, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan acted as a professor of the School of Management of Zhongshan University from October to December 2008; and as the Party Secretary of the School of Management of Zhongshan University since December 2008. Currently, he is the independent director of Sundiro Holding Co., Ltd., Grandhope Biotech Co., Ltd. and Poly Real Estate Company Limited. Mr. Tan also acts as the independent non-executive director of Welling Holding Limited, the external supervisor of China Guangfa Bank and the independent supervisor of Sino-Singapore Guangzhou Knowledge City Investment and Development Co., Ltd.. Mr. Tan has been the Independent Non-executive Director of the Company since 26 December 2013.

SUPERVISORY COMMITTEE

Pan Fu, aged 51, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since 29 December 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

Li Jia Shi, aged 52, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since 30 June 2009. Mr. Li is the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Zhang Wei, aged 47, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of Finance Company. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd., Finance Company, Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, the Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airline Construction Company Limited.

Yang Yi Hua, aged 53, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Nan Lung International Freight Limited, Beijing China Southern Airlines Ground Service Company Limited and the supervisor convener of the supervisory committee of Xiamen Airlines, Finance Company and Chongqing Airlines.

Wu De Ming, aged 55, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of China Southern Airlines, as the Deputy Party Secretary and Secretary of Disciplinary Committee of Guangzhou ticket office of China Southern Airlines, and as the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of China Southern Airlines. Mr. Wu served as the Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003; and as the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office from December 2003 to April 2009. He has been a member of Party Committee of Commercial Steering Committee of the Company, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009. Mr. Wu has been the Supervisor of the Company since 26 December 2013.

SENIOR MANAGEMENT

Ren Ji Dong, aged 49, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

Liu Qian, aged 49, graduated from China Civil Aviation Flying College majoring in aircraft piloting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Currently, Mr. Liu is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited and China Southern West Australian Flying College Pty Ltd.

Dong Su Guang, aged 60, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong began his career in 1970 and served as the Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. ("GAMECO"), the Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Currently, Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 48, graduated from Zhongnan Finance and Economics University majoring in industrial enterprise management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1987 and served as the Vice President of Henan branch of the Company, the President of Hubei branch of the Company and the Director General of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009.

Zhou Yue Hai, aged 53, has a university degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University on-the-job. Mr. Zhou began his career in 1980. He served as the Deputy Director of the Flight Safety Technology Division, the Deputy Director of the Flight Technology Management Division, the Deputy General Manager of the Flight Safety Technology Department, the Deputy General Manager of the Flight Operation Division of the Company, the Party Secretary and Vice President of Guizhou Airlines Company Limited. Mr. Zhou served as the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012. Mr. Zhou has been the Executive Vice President of the Company since August 2012. Currently, Mr. Zhou is also the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited, Guangzhou Nanland Air Catering Company Limited and Guangzhou China Southern Airlines In-flight Duty Free Co., Ltd.

The Board of Directors, Supervisory Committee and Senior Management

Wang Zhi Xue, aged 52, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012. Mr. Wang is also the chairman of Zhuhai Airlines Company Limited.

Hu Chen Jie, aged 45, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu served as a software engineer in the IT Center of CAAC, senior software engineer in Wei Hong International Technology Company (Singapore), the Deputy Director of the IT Center of the Company, the senior project manager of SITA INC. (US) and the General Manager of CSNETC e-Commerce Limited. He has been the director of the IT center since March 2007 and the Chief Information Officer of the Company since June 2007. Currently, Mr. Hu is also the Chairman of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

Su Liang, aged 51, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines and Sichuan Airlines Corporation Limited.

Chen Wei Hua, aged 47, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines.

Yuan Xi Fan, aged 51, graduated from Civil Aviation Institute of China majoring in Aviation Radio, and was subsequently awarded with a master degree in Aviation Safety Management from the École Nationaledel' Aviation Civile (ENAC) and Ecole Nationale Superieure d'Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Yuan began his career in 1982. Mr. Yuan served as the Deputy Director of Repair and Maintenance Workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Deputy General Manager of the Aircraft Maintenance Engineering Division, the Director of Quality Management and Director of Integrated Business Management of Aircraft Maintenance Engineering Division of the Company, and the Deputy General Manager of MTU Maintenance Zhuhai Co., Ltd. Mr. Yuan served as the Deputy General Manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr. Yuan served as the General Manager of the Aircraft Engineering Division of the Company since 2011. Mr. Yuan has been the Chief Engineer of the Company and the General Manager of the Aircraft Engineering Division of the Company since April 2012. Currently, Mr. Yuan is also the director of Guangzhou Aircraft Maintenance Engineering Co., Ltd..

Tian Xiao Dong, aged 44, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with a master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the Deputy Manager of Flight Operation Office of General Dispatching Office, the Manager of Planning and Dispatch Office of System Operation Control Center (SOC), the Deputy Director of Operation Control Division and the Deputy General Manager of SOC. Mr. Tian has been served as the general manager of SOC from December 2006 to January 2014. He has been the director of the General On-Duty Manager Office since January 2014, he has been the COO Flight Operations of the Company since June 2012.

Guo Zhi Qiang, aged 50, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Company of China Southern Air Holding Company; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from February 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company since May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo has been the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company since September 2012. Currently, Mr. Guo is also the director of Xiamen Airlines Company Limited.

Xie Bing, aged 41, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Save as disclosed above, none of the above Directors or Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity

"available seat kilometers" or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
"available tonne kilometers" or "ATK"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic

"revenue passenger kilometers" or "RPK"	the number of passengers carried multiplied by the kilometers flown
"revenue tonne kilometers" or "RTK"	the load (passengers and cargo) in tonnes multiplied by the kilometers flown
"revenue tonne kilometers-cargo"	i.e. revenue freight tonne kilometers (RFTK), the load (cargo) in tonnes multiplied by the kilometers flown
"revenue tonne kilometers-passenger"	the load (passenger) in tonnes multiplied by the kilometers flown

Yield

"yield per RPK"	revenue from passenger operations divided by RPK
"yield per RFTK"	revenue from cargo operations divided by RFTK
"yield per RTK"	revenue from airline operations (passenger and cargo) divided by RTK
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Cost

"operating cost per ATK"	operating expenses divided by ATK

Load Factors

"passenger load factor"	RPK expressed as a percentage of ASK
"overall load factor"	RTK expressed as a percentage of ATK

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

MIX
Paper from responsible sources
FSC® C006398
www.fsc.org


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